Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

GLAXOSMITHKLINE LLC,

HARMONY ROW ACQUISITION CO.,

NUVALENT, INC.

and,

solely for purposes of Section 9.14,

GSK PLC

Dated as of June 9, 2026

-ii-

-iii-

Annexes
Annex I	Conditions to the Offer
Annex II	Certificate of Incorporation of the Surviving Corporation
Annex III	Bylaws of the Surviving Corporation

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of June 9, 2026 (this “Agreement”), among GlaxoSmithKline LLC, a Delaware limited liability company (“Parent”), Harmony Row Acquisition Co., a Delaware corporation and wholly owned Subsidiary of Parent (“Purchaser”), Nuvalent, Inc., a Delaware corporation (the “Company”), and, solely for purposes of Section 9.14, GSK plc, a public limited company organized under the laws of England and Wales (“Ultimate Parent”).

WHEREAS, the boards of managers or board of directors, as applicable, of Parent, Purchaser and the Company each have approved the acquisition of the Company on the terms and subject to the conditions set forth in this Agreement and, accordingly, Purchaser has agreed to commence a tender offer (as it may be amended, modified or extended from time to time as permitted by this Agreement, the “Offer”) to purchase any (subject to the Minimum Tender Condition) and all of (i) the issued and outstanding shares of Company Class A Common Stock (collectively, “Class A Shares”) and (ii) the issued and outstanding shares of Company Class B Common Stock (collectively, “Class B Shares” and, together with the Class A Shares, “Shares”), for $124.00 per Share, net to the seller in cash, without interest (such consideration as it may be increased from time to time pursuant to the terms of this Agreement, the “Offer Price”);

WHEREAS, as soon as practicable following the consummation of the Offer, Purchaser will merge with and into the Company (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and each Share that is issued and outstanding immediately prior to the Effective Time (other than Shares described in Section 3.1(b) and any Dissenting Shares) will be converted into the right to receive the Merger Consideration, upon the terms and conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the Contemplated Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and the holders of the Shares, (ii) declared it advisable that the Company enter into this Agreement and consummate the Contemplated Transactions, including the Offer and the Merger, (iii) adopted this Agreement and approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Contemplated Transactions, including the Offer and the Merger, and (iv) subject to the terms and conditions of this Agreement, recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer;

WHEREAS, the board of managers and board of directors, respectively, of Parent and Purchaser each have (i) declared it advisable that Parent and Purchaser, respectively, to enter into this Agreement and consummate the Contemplated Transactions, including the Offer and the Merger, and (ii) adopted this Agreement and approved the execution, delivery and performance by Parent and the Purchaser of this Agreement and the consummation of the Contemplated Transactions, including the Offer and the Merger; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Purchaser to enter into this Agreement, certain stockholders of the Company (collectively, the “Supporting Stockholders”) are entering into tender and support agreements with Parent and Purchaser (the “Support Agreements”), pursuant to which, among other things, each Supporting Stockholder has agreed to tender all of its Shares to Purchaser in the Offer and (if applicable) vote all of its Shares in favor of the Merger, in each case on the terms and subject to the conditions set forth therein; and

WHEREAS, Parent, in its capacity as sole stockholder of Purchaser, will adopt this Agreement immediately following its execution.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

ARTICLE I

THE OFFER

Section 1.1. The Offer.

(a) Provided that this Agreement has not been terminated and the Company has provided any information required to be provided by it for inclusion in the Offer Documents pursuant to Section 1.1(c) (and, if applicable, no earlier than the date that is two (2) Business Days after the end of a Notice Period) Purchaser will, and Parent will cause Purchaser to, as promptly as practicable after the date of this Agreement ((A) but in no event later than the tenth (10th) Business Day following the date of this Agreement, provided, that if the principal offices of the SEC in Washington, D.C. are not open to accept filings on such date, the first day after such date that the principal offices of the SEC in Washington, D.C. are open to accept filings, and (B) without the consent of the Company (not to be unreasonably withheld, delayed, or conditioned), in no event earlier than the date specified in clause (A)), commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer to purchase for cash any (subject to the Minimum Tender Condition) and all Shares at the Offer Price. The obligation of Purchaser (and of Parent to cause Purchaser) to accept for payment and to pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer is subject only to the satisfaction or waiver (to the extent permitted hereunder) of those conditions set forth in Annex I (the “Offer Conditions”). Unless extended in accordance with Section 1.1(b) (or as required by any rule, regulation, interpretation or position of the SEC, the staff thereof, or The Nasdaq Stock Market LLC (“Nasdaq”) applicable to the Offer), the Offer will expire at one (1) minute after 11:59 p.m. Eastern Time on the twentieth (20th) day following the date of commencement of the Offer (provided that if such date is not a Business Day, the Offer will expire on the next succeeding Business Day) (the “Initial Expiration Date”), or, if the Offer has been extended in accordance with Section 1.1(b), at the time and date to which the Offer has been so extended (the Initial Expiration Date, and/or such later time and date to which the Offer has been extended in accordance with Section 1.1(b), the “Expiration Date”). Purchaser expressly reserves the right at any time or, from time to time, in its sole discretion, to waive any Offer Condition or modify or amend the terms of the Offer, in whole or in part, including the Offer Price, except that, without the prior written consent of the Company, Purchaser may not (A) decrease the Offer Price or change the form of the consideration payable in the Offer, (B) decrease the number of Shares sought pursuant to the Offer, (C) amend, modify, or waive the Minimum Tender Condition, (D) add to the Offer Conditions, (E) amend or modify the Offer Conditions in a manner adverse to the holders of Shares, (F) extend the Expiration Date of the Offer except as required or permitted by Section 1.1(b), or (G) make any other change in the terms or conditions of the Offer that is adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or impair the ability of Parent or Purchaser to consummate the Offer.

(b) Subject to the terms and conditions of this Agreement and to the satisfaction or waiver (to the extent permitted hereunder) by Purchaser of the Offer Conditions as of any scheduled Expiration Date, Purchaser will accept for purchase and pay for any and all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after such scheduled Expiration Date (the date and time of acceptance for payment, the “Acceptance Time”). Purchaser shall not permit holders of Shares to tender Shares pursuant to the Offer pursuant to guaranteed delivery procedures. Purchaser will (A) extend the Offer for one (1) or more periods of time of up to ten (10) Business Days per extension (or such other period of time agreed by Parent and the Company) if at any scheduled Expiration Date any Offer Condition (subject to the next succeeding sentence, other than solely (x) the Minimum Tender Condition and (y) any such conditions that by their nature are to be satisfied at the expiration of the Offer) is not satisfied and has not been waived (to the extent permitted hereunder) and (B) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof, or Nasdaq applicable to the Offer; provided, that, Purchaser is not required to, and Purchaser will not, under any circumstances, without the prior written consent of the Company, extend the Offer beyond the Outside Date. In addition, if at the otherwise scheduled Expiration Date, each Offer Condition (other than the Minimum Tender Condition and any such conditions that by their nature are to be satisfied at the expiration of the Offer) shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, Purchaser may elect to (and if so requested by the Company, Purchaser shall) extend the Offer for one or more consecutive increments of such duration as requested by the Company (or if not so requested by the Company, as determined by Purchaser), but not more than ten (10) Business Days each (or for such longer period as may be agreed to by Parent and the Company); provided, that, the Company shall not request Purchaser to, and Purchaser shall not be required to, extend the Offer pursuant to this sentence on more than two (2) occasions in consecutive periods of ten (10) Business Days each (or such longer or shorter period as the Company and Purchaser may agree in writing). The Company will register (and will instruct its transfer agent to register) the transfer of the Shares accepted for payment by Purchaser effective immediately after the Acceptance Time.

(c) On the date of commencement of the Offer, Parent and Purchaser will file or cause to be filed with the SEC a Tender Offer Statement on Schedule TO (collectively with all amendments and supplements thereto, the “Schedule TO”) with respect to the Offer that includes as exhibits the offer to purchase and related letter of transmittal, summary advertisement and other ancillary Offer documents and instruments pursuant to which the Offer will be made (collectively with any supplements or amendments thereto, the “Offer Documents”), will disseminate the Offer Documents to the holders of Shares and will announce the commencement of the Offer via a press release issued prior to 10:00 a.m. Eastern Time on the date of commencement of the Offer, which press release will include an active hyperlink to a website address where holders of Shares may access the Offer Documents, in each case, as and to the extent required by applicable federal securities Laws. The Company will furnish promptly to Parent and Purchaser all information reasonably requested by Parent and Purchaser concerning the Company and required by applicable federal securities Laws to be set forth in the Offer Documents. Except with respect to any amendments filed in connection with an Acquisition Proposal or a Change of Board Recommendation, Parent and Purchaser will afford the Company a reasonable opportunity to review and comment on the Offer Documents prior to their filing with the SEC. Except with respect to comments related to an Acquisition Proposal or in connection with a Change of Board Recommendation, Parent and Purchaser will (i) promptly provide the Company and its counsel with a copy of any written comments (and a description of any oral comments) received by Parent, Purchaser or their counsel from the SEC or its staff with respect to the Offer Documents, (ii) consult with the Company regarding any such comments prior to responding thereto and (iii) promptly provide the Company with copies of any responses to any such comments. Each of Parent, Purchaser and the Company will promptly correct any information provided by it for use in the Offer Documents if and to the extent that it has become aware that such information has become false or misleading in any material respect. Parent and Purchaser will take all steps necessary to cause the Offer Documents as so corrected to be promptly filed with the SEC and disseminated to the holders of Shares, in each case, as and to the extent required by applicable federal securities Laws.

(d) Parent will provide or cause to be provided to Purchaser on a timely basis the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer.

(e) Purchaser will not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company, except if this Agreement is terminated pursuant to Article VIII. If this Agreement is terminated pursuant to Article VIII, Purchaser will terminate the Offer promptly (and in any event within one (1) Business Day of such termination of this Agreement pursuant to Article VIII) and Purchaser will not acquire any Shares pursuant to the Offer. If the Offer is terminated by Purchaser, or if this Agreement is terminated pursuant to Article VIII prior to the acquisition of Shares in the Offer, Purchaser will promptly (and in any event within two (2) Business Days of such termination) return, and will cause any depositary or other agent acting on behalf of Purchaser to return, in accordance with applicable Law, all Shares tendered into the Offer to the registered holders thereof.

(f) The (i) Offer Price and (ii) Merger Consideration will be adjusted appropriately to reflect any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange, or readjustment of shares of the Company, or any stock dividend or stock distribution occurring (or for which a record date is established) after the date of this Agreement and prior to (A) the payment by Purchaser for Shares validly tendered and not validly withdrawn in connection with the Offer (with respect to the Offer Price) or (B) the Effective Time (with respect to the Merger Consideration); provided that nothing in this Section 1.1(f) shall permit the Company to take any action with respect to its securities that is otherwise prohibited by the terms of this Agreement.

Section 1.2. Company Consent; Schedule 14D-9. On the date of the filing of the Offer Documents, as promptly as practicable thereafter, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”) containing, subject to the conditions set forth herein, the Company Board Recommendation and the fairness opinion delivered by Centerview Partners

LLC (“Centerview”); provided, that, in the event a Notice Period has occurred or is occurring, the Company may delay the filing of the Schedule 14D-9 until the date that is two (2) Business Days after the end of the Notice Period. The Company will include in the Schedule 14D-9 the information required by Section 262(d)(2) of the DGCL such that the Schedule 14D-9 constitutes a notice of appraisal rights under Section 262(d)(2) of the DGCL. The Company will establish the Stockholder List Date as the record date for the purpose of receiving the notice required by Section 262(d)(2) of the DGCL; provided, that, such record date will not be more than ten (10) calendar days prior to the date that the Schedule 14D-9 is first mailed. The Company hereby consents to the inclusion of the Company Board Recommendation in the Offer Documents and, absent a Change of Board Recommendation, to the inclusion of a copy of the Schedule 14D-9 with the Offer Documents mailed or furnished to the holders of Shares. Parent and Purchaser, absent a Change of Board Recommendation, will disseminate a copy of the Schedule 14D-9 with the Offer Documents mailed or furnished to the holders of Shares. Parent and Purchaser will furnish promptly to the Company all information concerning Parent and Purchaser reasonably requested by the Company or required by applicable federal securities Laws to be set forth in the Schedule 14D-9. Except with respect to any amendments filed in connection with an Acquisition Proposal or a Change of Board Recommendation, Parent and Purchaser will be given a reasonable opportunity to review and comment on the Schedule 14D-9 prior to its filing with the SEC. The Company will (i) promptly provide Parent, Purchaser and their counsel with a copy of any written comments (or a description of any oral comments) received by the Company or its counsel from the SEC or its staff with respect to the Schedule 14D-9, (ii) consult with Parent and Purchaser regarding any such comments prior to responding thereto and (iii) promptly provide Parent and Purchaser with copies of any responses to any such comments, in each case, except with respect to comments related to an Acquisition Proposal or in connection with a Change of Board Recommendation. Each of the Company, Parent and Purchaser will promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it has become aware that such information has become false or misleading in any material respect. The Company will take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to the holders of Shares, in each case, as and to the extent required by applicable federal securities Laws.

Section 1.3. Stockholder Lists. In connection with the Offer, the Company will cause its transfer agent to promptly furnish Parent and Purchaser with mailing labels, security position listings and computer files containing the names and addresses of the record holders of Shares as of a recent practicable date (such date, the “Stockholder List Date”), and the Company will furnish or cause to be furnished to Parent and Purchaser such information and assistance (including periodic updates of such information) as Parent or Purchaser or their agents may reasonably request for the purpose of communicating the Offer to the record and beneficial holders of Shares. Except for such actions as are reasonably necessary to disseminate the Offer Documents, each of Parent and Purchaser will hold and use all information and documents provided to it under this Section 1.3 in accordance with the agreement regarding confidentiality, by and between Parent and the Company, dated September 3, 2025 (as amended or waived, the “Confidentiality Agreement”) and will use such information and documents only in connection with the Offer, and, if this Agreement has been terminated by Parent or Purchaser, will return to the Company or destroy all such information and documents (and all copies thereof).

ARTICLE II

THE MERGER

Section 2.1. The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease, and the Company will continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 2.2. Closing; Effective Time. Subject to the provisions of this Agreement and pursuant to the DGCL (including Section 251 of the DGCL), the closing of the Merger (the “Closing”) will take place (i) at the offices of Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts or by electronic exchange of deliverables as soon as practicable following consummation of the Offer, but in no event later than the first (1st) Business Day, after the satisfaction or waiver of the conditions set forth in Article VII (excluding conditions that, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or (ii) at such other place or on such other date as Parent and the Company may mutually agree (such date, the “Closing Date”). At the Closing, the parties hereto will cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as is specified in the Certificate of Merger and agreed to by Purchaser and the Company, being hereinafter referred to as the “Effective Time”) and will make all other filings or recordings required under the DGCL in connection with the Merger.

Section 2.3. Effects of the Merger. The Merger will have the effects set forth herein and in the DGCL.

Section 2.4. Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) At the Effective Time, the certificate of incorporation of the Company will, by virtue of the Merger, be amended and restated in its entirety to read in the form of Annex II, and as so amended, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law, subject to Section 6.5.

(b) At the Effective Time, and without any further action on the part of the Company or Purchaser, the bylaws of the Company will be amended and restated in their entirety so as to read in the form of Annex III, and, as so amended, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, in accordance with the certificate of incorporation of the Surviving Corporation and as provided by applicable Law, subject to Section 6.5.

Section 2.5. Directors and Officers.

(a) The directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case, until the earlier of his or her death, resignation or removal, or until his or her successor is duly elected and qualified.

(b) Prior to the Closing, the Company shall request that each director of the Company or its Subsidiary immediately prior to the Effective Time and, if so requested by Parent, each officer of the Company execute and deliver a letter effectuating his or her resignation as a member of the Board of Directors and an officer of the Company, respectively, to be effective as of the Effective Time.

Section 2.6. Merger Without a Vote of Stockholders. The Merger will be governed by Section 251(h) of the DGCL. The parties hereto shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, without a vote of the holders of any Shares in accordance with Section 251(h) of the DGCL.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK

OF THE CONSTITUENT CORPORATIONS

Section 3.1. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or the holders of any of the following securities, the following will occur:

(a) each Share issued and outstanding immediately prior to the Effective Time (other than any Shares described in Section 3.1(b) and any Dissenting Shares) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”), and as of the Effective Time, all such Shares will no longer be outstanding and will automatically be cancelled and will cease to exist, and each holder thereof will cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable with respect to such Shares in accordance with Section 3.4;

(b) each Share held in the treasury of the Company or owned by the Company or its Subsidiary and each Share owned by Ultimate Parent, Parent, Purchaser or any direct or indirect wholly owned Subsidiary of Ultimate Parent, Parent or Purchaser immediately prior to the Effective Time will be cancelled and retired without any conversion thereof; and no payment or distribution will be made with respect thereto;

(c) each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one (1) share of common stock of the Surviving Corporation, which shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation; and

(d) each Dissenting Share immediately prior to the Effective Time will be cancelled and retired without any conversion thereof, and Dissenting Shares will thereafter only represent the right to receive payment pursuant to Section 262 of the DGCL and as described in Section 3.3.

Section 3.2. Treatment of Equity Awards; Company ESPP.

(a) Prior to the Effective Time, the Company Board (or the committee administering the applicable Company Equity Plan or Company ESPP) will take all actions necessary to effectuate the provisions of this Section 3.2 and will adopt resolutions providing for the treatment of the Company Equity Plans, Company Equity Awards and Company ESPP as set forth in this Section 3.2. Any such actions or resolutions shall be subject to Parent’s prior review and reasonable comment (which comments shall be considered, in good faith, by the Company).

(i) each Company Stock Option that is outstanding immediately prior to the Effective Time will be cancelled at the Effective Time, and the holder of such cancelled Company Stock Option will be entitled to receive in consideration of the cancellation of such Company Stock Option, an amount in cash (without interest and less applicable withholding Taxes pursuant to Section 3.6) equal to the product of (x) the total number of Shares subject to such Company Stock Option immediately prior to the Effective Time (assuming full vesting of such Company Stock Option) multiplied by (y) the excess, if any, of the Offer Price over the applicable exercise price per Share under such Company Stock Option;

(ii) each Company RSU that is outstanding immediately prior to the Effective Time will be cancelled at the Effective Time, and the holder of such cancelled Company RSU will be entitled to receive in consideration of the cancellation of such Company RSU, an amount in cash (without interest and less applicable withholding Taxes pursuant to Section 3.6) equal to the product of (x) the total number of Shares subject to (or deliverable under) such Company RSU immediately prior to the Effective Time (assuming full vesting of such Company RSU) multiplied by (y) the Offer Price;

(iii) each Company PSU that is outstanding immediately prior to the Effective Time will be cancelled at the Effective Time, and the holder of such cancelled Company PSU will be entitled to receive in consideration of the cancellation of such Company PSU, an amount in cash (without interest and less applicable withholding Taxes pursuant to Section 3.6) equal to the product of (x) the total number of Shares subject to (or deliverable under) such Company PSU immediately prior to the Effective Time (assuming applicable performance goals are achieved in full), multiplied by (y) the Offer Price; and

(iv) subject to Section 3.6, Parent will make (or cause the Surviving Corporation to make) all payments to former holders of Company Equity Awards required under this Section 3.2(a) as promptly as practicable after the Effective Time, and in any event, no later than the first regularly scheduled payroll date that is at least five (5) Business Days after the Effective Time.

(b) The Company will continue to operate the Company ESPP in accordance with its terms and past practice for the Offering (as defined in the Company ESPP) in effect on the date of this Agreement (“Current Purchase Period”). If the Effective Time is expected to occur prior to the end of the Current Purchase Period, the Company will take action to provide for an earlier Exercise Date (as defined in the Company ESPP) (including for purposes of determining the Option Price (as defined in the Company ESPP) for the Current Purchase Period) (such earlier date, the “Early ESPP Exercise Date”). The Early ESPP Exercise Date will be prior to the Effective Time and as close to the Effective Time as is administratively practicable. The Company will suspend the commencement of any Offering commencing after the end of the Current Purchase Period unless and until this Agreement is terminated and will terminate the Company ESPP as of or prior to the Effective Time.

Section 3.3. Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly exercises and perfects its respective demand for appraisal of such Shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”) will not be converted into a right to receive the Merger Consideration unless such holder fails to perfect or effectively withdraws or otherwise loses his, her or its right to appraisal. From and after the Effective Time, a holder of Shares who has properly exercised appraisal rights will not have any rights of a stockholder of the Company or the Surviving Corporation with respect to such Shares, except those provided under Section 262 of the DGCL, and such Shares will cease to exist. A holder of Dissenting Shares will be entitled only to receive payment of the appraised value of such Shares in accordance with Section 262 of the DGCL, unless, after the Effective Time, such holder effectively withdraws or loses his, her, or its right to appraisal in accordance with Section 262 of the DGCL, in which case such Dissenting Shares will be treated as if such Shares had been converted as of the Effective Time into the right to receive the Merger Consideration, without interest thereon, upon surrender of the Certificate or Certificates, pursuant to Section 3.1.

(b) The Company will give Parent prompt notice of any written demands for payment of fair value received by the Company, and any withdrawals thereof, received from stockholders or provided to stockholders by the Company with respect to any Dissenting Shares or shares claimed to be Dissenting Shares. Parent and Purchaser shall have the right to direct and participate in all negotiations and proceedings with respect to such demands, and the Company shall not, without the prior written consent of Parent and Purchaser, settle or offer to settle, or voluntarily make any payment with respect to, any such demands, approve any withdrawal of any such demands or agree or commit to do any of the foregoing. Prior to the Effective Time, the Company shall not be required to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands unless such settlement is conditioned on the Closing.

(c) If any holder of Dissenting Shares effectively withdraws or loses (through failure to perfect or otherwise) such holder’s right to obtain payment of the fair value of such holder’s Dissenting Shares under the DGCL, then, as of the later of the Effective Time and the occurrence of such effective withdrawal or loss, such holder’s Shares will no longer be Dissenting Shares and, if the occurrence of such effective withdrawal or loss is later than the Effective Time, will be treated as if such holder’s Shares, as of the Effective Time, had been converted into the right to receive the Merger Consideration, without interest thereon, as set forth in Section 3.1(a).

Section 3.4. Surrender of Shares.

(a) Prior to the Acceptance Time, Parent will deposit or cause to be deposited with a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Paying Agent”) cash in an amount sufficient to pay the aggregate Offer Price (calculated for the purposes of this Section 3.4(a) assuming that all outstanding Shares are tendered into the Offer), and Parent will cause the Paying Agent to timely make all payments contemplated in Section

3.4(b). Such cash may be invested by the Paying Agent as directed by Parent; provided (i) that such investments must be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (ii) no such investment will relieve Parent, Purchaser, or the Paying Agent from making the payments required by this Article III and (iii) no such investment will have maturities that could prevent or delay payments to be made pursuant to this Agreement. Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as Parent directs. No loss incurred with respect to such investments will decrease the amounts payable pursuant to this Agreement. In the event that the amount of cash held by the Paying Agent is insufficient to pay the aggregate Offer Price, Parent will promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make all such payment pursuant to Section 3.4(b). The aggregate Offer Price as so deposited with the Paying Agent will not be used for any purpose other than to fund payments pursuant to Section 3.4(b), except as expressly provided for in this Agreement. Any portion of the cash made available to the Paying Agent in respect of any Dissenting Shares will be returned to Parent, upon demand.

(b) As promptly as practicable after the Effective Time (and in any event within three (3) Business Days thereafter), Parent will cause the Paying Agent to mail to each holder of record of a certificate (a “Certificate”), if any, that immediately prior to the Effective Time represented outstanding Shares which were converted pursuant to Section 3.1 into the right to receive the Merger Consideration, (i) a letter of transmittal in customary form reasonably satisfactory to the Company and Parent (which will (x) specify that delivery will be effected, and risk of loss and title to the Certificate will pass, only upon delivery of such Certificate (or effective affidavits of loss in lieu thereof) to the Paying Agent and (y) contain such other provisions in customary form and reasonably acceptable to Parent and the Company) and (ii) instructions for effecting the surrender of the Certificate as well as the delivery of a duly completed letter of transmittal, and such other customary documents, each in a form reasonably acceptable to Parent, as may be reasonably required to be delivered pursuant to the instructions contained in the letter of transmittal (or effective affidavits of loss in lieu thereof) in exchange for payment of the Merger Consideration. Upon surrender of a Certificate (or effective affidavits of loss in lieu thereof) for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed and properly completed, and such other customary documents, each in a form reasonably acceptable to Parent, as may be reasonably required to be delivered pursuant to the instructions of such letter of transmittal, the holder of such Certificate will be entitled to receive in exchange therefor Merger Consideration for each Share formerly represented by such Certificate, and the Certificate so surrendered will be cancelled. Until surrendered as contemplated by this Section 3.4(b), each Certificate will be deemed, at any time after the Effective Time, to represent only the right to receive the Merger Consideration and will not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, the Company or the Surviving Corporation; provided, that, notwithstanding the foregoing, in the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration in respect of the applicable Shares may be made to a Person other than the Person in whose name the Certificates so surrendered are registered if such Certificates are properly endorsed or otherwise are in proper form for transfer and the Person requesting such payment pays any transfer or other Taxes required by reason of the Merger Consideration in respect thereof or establishes to the reasonable satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable. No interest shall be paid or accrue on the cash payable upon surrender of any Certificate.

(c) A holder of record of book-entry Shares (“Book-Entry Shares”) that immediately prior to the Effective Time represented outstanding Shares which were converted pursuant to Section 3.1 into the right to receive Merger Consideration will, upon receipt by the Paying Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Paying Agent may reasonably request), be entitled to receive in exchange for such Book-Entry Shares, Merger Consideration for each Share formerly represented by such Book-Entry Share, and such Book-Entry Share will be cancelled. Payment of the Merger Consideration with respect to Book-Entry Shares will only be made to the Person in whose name such Book-Entry Shares are registered; provided, that, notwithstanding the foregoing, in the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration in respect of the applicable Shares may be made to a Person other than the Person in whose name the Certificates so surrendered are registered if such Certificates are properly endorsed or otherwise are in proper form for transfer and the Person requesting such payment pays any transfer or other Taxes required by reason of the Merger Consideration in respect thereof or establish to the reasonable satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable. Until such “agent’s message” (or such other evidence) is received, each Book-Entry Share will be deemed, at any time after the Effective Time, to represent only the right to receive the Merger Consideration and will not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, the Company or the Surviving Corporation. No interest shall be paid or accrue on the cash payable upon surrender of any Book-Entry Share.

(d) At any time following the date that is twelve (12) months after the Effective Time, Parent may require the Paying Agent to deliver to Parent any funds (including any interest received with respect thereto) that have been made available to the Paying Agent and that have not been disbursed to holders of Certificates and Book-Entry Shares, and thereafter such holders will be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) with respect to the Merger Consideration payable upon surrender of a Certificate or Book-Entry Share. None of Parent, Purchaser, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered, or the applicable “agent’s message” or other evidence is not received in respect of a Book-Entry Share, immediately prior to the date on which the Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Body, any Merger Consideration in respect of such Certificate or Book-Entry Share will, to the extent permitted by applicable Law, immediately prior to such time become the property of the Surviving Corporation, free and clear of all claims or interest of any individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act) previously entitled thereto. The Surviving Corporation will pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares for the Merger Consideration.

(e) From and after the Effective Time, the stock transfer books of the Company will be closed, and no subsequent transfers of Shares that were issued prior to the Effective Time will be registered. After the Effective Time, any Certificate or Book-Entry Share presented to the Surviving Corporation for transfer will be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth in, this Article III.

(f) In the event that any Certificate has been lost, stolen or destroyed, upon the holder’s delivery of an affidavit of loss to the Paying Agent (and, if required by Parent or the Paying Agent, the posting by such holder of a bond in customary amount and upon such terms as may be reasonably required by Parent or the Paying Agent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate), Parent will cause the Paying Agent to deliver as consideration for the lost, stolen or destroyed Certificate the applicable Merger Consideration payable in respect of the Shares represented by such Certificate.

Section 3.5. Section 16 Matters. Prior to the Acceptance Time, the Company Board or a committee thereof will take all necessary and appropriate action to approve, for purposes of Section 16(b) of the Exchange Act and the related rules and regulations thereunder, the disposition by Company directors (including directors by deputization) and officers of Shares and Company Equity Awards in the Contemplated Transactions.

Section 3.6. Withholding. The parties hereto and the Paying Agent (and their respective Affiliates) are entitled to deduct and withhold from any amounts payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted and withheld therefrom under the United States Internal Revenue Code of 1986 (the “Code”) or the Treasury Regulations thereunder, or any other applicable Law. Any compensatory amounts payable pursuant to or as contemplated by this Agreement subject to compensatory withholding, including pursuant to Section 3.2, will be remitted to the applicable payor for payment to the applicable Person through regular payroll procedures, as applicable. To the extent that any amounts are so deducted and withheld and paid over to the appropriate Governmental Body, such amounts will be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed in (a) Company SEC Documents filed and publicly available after the Reference Date through at least one (1) Business Day prior to the date of this Agreement (excluding any disclosures in “risk factors” or otherwise relating to “forward-looking statements” to the extent that they are cautionary, predictive or forward-looking in nature) or (b) the confidential disclosure letter delivered by the Company to Parent and Purchaser prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that clause (a) shall not apply to the representations and warranties contained in the first and last sentences of Section 4.1 (Organization and Corporate Power), Section 4.2 (Authorization; Valid and Binding Agreement), Section 4.3 (Capital Stock)), Section 4.5(a) (No Breach), Section 4.9(a) (Absence of Certain Developments), Section 4.21 (Brokerage), Section 4.23 (No Rights Agreement), Section 4.24 (Anti-Takeover Provisions) and Section 4.25 (No Vote Required)), the Company represents and warrants to Parent and Purchaser as follows:

Section 4.1. Organization and Corporate Power. The Company is a corporation validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. The Company has all requisite corporate power and authority and all Permits necessary to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to hold such Permits would not have a Company Material Adverse Effect or prevent the Company from consummating the Contemplated Transactions on or before the Outside Date. The Company is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing would not have a Company Material Adverse Effect or prevent the Company from consummating the Contemplated Transactions on or before the Outside Date. True and complete copies of the certificate of incorporation and bylaws of the Company (the “Company Organizational Documents”) have been heretofore made available to Parent and Purchaser. The Company is not in violation of any provision of the Company Organizational Documents.

Section 4.2. Authorization; Valid and Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, assuming that the Contemplated Transactions are consummated and the Merger becomes effective in accordance with Section 251(h) of the DGCL, to consummate the Offer and the Merger. The Company Board has unanimously (a) determined that this Agreement and the Contemplated Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and the holders of the Shares, (b) declared it advisable that the Company enter into this Agreement and consummate the Contemplated Transactions, including the Offer and the Merger, (c) adopted this Agreement and approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Contemplated Transactions, including the Offer and the Merger, and (d) subject to the terms and conditions of this Agreement, recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer (the “Company Board Recommendation”), which actions have not, as of the date of this Agreement, been rescinded, modified or withdrawn. No other corporate action pursuant to the Laws of the State of Delaware, on the part of the Company, is necessary to authorize this Agreement. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Purchaser and Parent, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

Section 4.3. Capital Stock.

(a) The authorized capital stock of the Company consists of (i) 140,000,000 shares of Company Class A Common Stock, (ii) 10,000,000 shares of Company Class B Common Stock, and (iii) 10,000,000 shares of Company Preferred Stock.

(b) As of June 4, 2026 (the “Measurement Date”), (i) 73,692,987 Class A Shares were issued and outstanding, (ii) 5,435,254 Class B Shares were issued and outstanding, (iii) no shares of Company Preferred Stock were issued and outstanding, (iv) an aggregate of 10,614,596 Class A Shares were reserved for future issuance under the Company Equity Plans and an aggregate of 9,476,232 Class A Shares were issuable upon or otherwise deliverable in connection with Company Equity Awards, of which 7,949,748 Class A Shares were subject to outstanding Company Stock Options, 1,166,257 Class A Shares were subject to outstanding Company RSUs, 360,227 Class A Shares were subject to outstanding Company PSUs (assuming performance goals were achieved in full), and 2,780,911 Class A Shares are eligible for issuance under the Company ESPP, of which zero Class A Shares were subject to outstanding purchase rights under the Company ESPP, and (v) an aggregate of zero Class A Shares and zero Class B Shares were held in the treasury of the Company.

(c) Section 4.3(c) of the Company Disclosure Letter sets forth a true and complete list as of the Measurement Date of outstanding Company Equity Awards, including, with respect to each Company Equity Award, (i) the number of Shares subject thereto, (ii) the type of Company Equity Award, (iii) the holder thereof, (iv) the exercise price (if any), (v) the grant date, (vi) the expiration date (if any), and (vii) the vesting schedule. With respect to each Company Equity Award that is outstanding as of the date hereof, each such grant was made in accordance with the terms of the applicable Company Equity Plan and in compliance with all applicable Laws and listing requirements in all material respects. Each Company Stock Option was granted with an exercise price that was no less than the fair market value of a Class A Share on the grant date.

(d) All outstanding Shares are, and all such Shares that may be issued prior to the Effective Time will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(e) Except as disclosed in this Section 4.3 or set forth in Section 4.3(d) of the Company Disclosure Letter or for changes since the Measurement Date resulting from the exercise of Company Stock Options or rights under the Company ESPP or settlement of Company RSUs or Company PSUs, in each case, to the extent permitted by this Agreement, on such date, the Company has no outstanding (i) shares of capital stock or other equity interests or voting securities, (ii) securities convertible or exchangeable, directly or indirectly, into capital stock of the Company, (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other contracts that require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of the Company, (iv) stock appreciation, phantom stock, profit participation or similar rights with respect to the Company or (v) bonds, debentures, notes or other Indebtedness of the Company or its Subsidiary having the right to vote on any matters on which the Company’s stockholders may vote.

Section 4.4. Subsidiary. The Company’s Subsidiary is a corporation validly existing under the Laws of the jurisdiction of its organization. All of the outstanding shares of capital stock or equivalent equity interests of the Company’s Subsidiary are owned of record and beneficially, directly or indirectly, by the Company free and clear of all material Liens (other than Permitted Liens). The Company’s Subsidiary has no outstanding or authorized any options or other rights to acquire from the Subsidiary, or any obligations to issue, any capital stock, voting securities, or securities convertible into or exchangeable for capital stock or voting securities of the Subsidiary not owned by the Company. The Company’s Subsidiary has all requisite corporate power and authority and all Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to hold such Permits would not have a Company Material Adverse Effect or prevent the Company from consummating the Contemplated Transactions on or before the Outside Date. The Company’s Subsidiary (i) does not own, directly or indirectly, any Shares and (ii) is not a party to any Contract to acquire any Shares.

Section 4.5. No Breach. Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Offer and the Merger will (a) conflict with or violate the Company Organizational Documents, (b) assuming all consents, approvals, authorizations and other actions described in Section 4.6 have been obtained, and all filings and obligations described in Section 4.6 have been made, conflict with or violate any Law, order, judgment or decree to which the Company, its Subsidiary or any of their properties or assets is subject, except any conflicts, violations, breaches, defaults or other occurrences which would not have a Company Material Adverse Effect or prevent the Company from consummating the Contemplated Transactions on or before the Outside Date, or (c) conflict with or result in any material breach of, constitute a material default under (with or without notice or lapse of time), result in a material violation of, give rise to a right of termination, cancellation or acceleration under any Company Material Contract, except any conflicts, breaches, defaults, violations, terminations, cancellations or accelerations that would not have a Company Material Adverse Effect.

Section 4.6. Consents. Except for (a) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (b) applicable requirements of the Exchange Act, (c) any filings required by Nasdaq, (d) the filing of the Certificate of Merger and (e) any filings with the relevant authorities of states in which the Company or its Subsidiary is qualified to do business, in each case, neither the Company nor its Subsidiary is required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the Contemplated Transactions. Other than as stated above, no consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by the Company or its Subsidiary in connection with its execution, delivery and performance of this Agreement or the consummation of the Contemplated Transactions, except for those consents, approvals and authorizations required under any of the Company Leases or the failure of which to obtain would not have a Company Material Adverse Effect or prevent the Company from consummating the Contemplated Transactions on or before the Outside Date.

Section 4.7. SEC Reports; Disclosure Controls and Procedures.

(a) The Company has timely filed or furnished all reports and other documents with the SEC required to be filed or furnished by the Company under the Exchange Act since January 1, 2026 (such reports or documents, the “Company SEC Documents”). The Company’s Subsidiary is not required to file any form, report or other document with the SEC. As of their respective filing dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act or Sarbanes-Oxley, as applicable, in each case as in effect on the date so filed, and (ii) at the time of filing, none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC relating to the Company SEC Documents and none of the Company SEC Documents is, to the Knowledge of the Company, the subject of ongoing SEC review.

(b) The financial statements contained or incorporated by reference into the Company SEC Documents (including the notes thereto) (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiary as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiary for the periods covered thereby (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments not material in amount). Since the Balance Sheet Date, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered accountant has identified or been made aware of: (A) any “significant deficiency” or “material weakness” in the design or operation of internal control over financial reporting utilized by the Company; (B) any illegal act or fraud, whether or not material, that involves the management or other employees of the Company; or (C) any claim or allegation regarding any of the foregoing.

(c) Since the Reference Date, the Company has designed and has maintained a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since the Balance Sheet Date, any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed.

(d) Since the Balance Sheet Date, neither the Company nor its Subsidiary nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or Representative of the Company or its Subsidiary has received a material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or its Subsidiary has engaged in questionable accounting or auditing practices.

(e) Neither the Company nor its Subsidiary has effected, entered into or created any securitization transaction or “off-balance sheet arrangement” (as defined in Item 303(c) or Regulation S-K under the Exchange Act).

Section 4.8. No Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved against on the unaudited consolidated balance sheet of the Company as of the Balance Sheet Date, that is included in the Company SEC Documents, (b) as incurred after the date thereof in the ordinary course of business, (c) for performance obligations on the part of the Company or its Subsidiary pursuant to the terms of any Company Material Contract (other than liabilities or obligations due to breaches thereunder), (d) as incurred in connection with this Agreement or the Contemplated Transactions or negotiations with other entities regarding similar potential transactions or (e) as set forth in Section 4.8 of the Company Disclosure Letter, the Company, together with its Subsidiary, does not have any material liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, in each case required by GAAP to be reflected or reserved against in the consolidated balance sheet of the Company and its Subsidiary (or disclosed in the notes to such balance sheet).

Section 4.9. Absence of Certain Developments.

(a) From the Balance Sheet Date to the date of this Agreement, the Company has not experienced a Company Material Adverse Effect.

(b) Except in connection with the Contemplated Transactions and negotiations with other entities regarding potential agreements or transactions similar to this Agreement or the Contemplated Transactions, from the Balance Sheet Date to the date of this Agreement, the Company has carried on and operated its business in all material respects in the ordinary course of business, and neither the Company nor its Subsidiary has taken, committed or agreed to take any actions that would have been prohibited by Section 6.1(b)(i), Section 6.1(b)(iv), Section 6.1(b)(vi), Section 6.1(b)(vii), Section 6.1(b)(viii), Section 6.1(b)(x), Section 6.1(b)(xi), Section 6.1(b)(xii), Section 6.1(b)(xiii), Section 6.1(b)(xiv), Section 6.1(b)(xv), Section 6.1(b)(xvi), Section 6.1(b)(xxiii) or Section 6.1(b)(xxiv) (or Section 6.1(b)(xxv) solely with respect to any of the foregoing) if such covenants had been in effect as of the Balance Sheet Date.

Section 4.10. Compliance with Laws.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiary, taken as a whole, or prevent the Company from consummating the Contemplated Transactions on or before the Outside Date, the Company and its Subsidiary are, and have been since the Reference Date, in compliance with all Laws applicable to them, any of their properties or other assets or any of their business or operations.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiary, taken as a whole, since the Reference Date, (i) neither the Company nor its Subsidiary has received any written notice from any Governmental Body that alleges (A) any material violation of any applicable Law or (B) any material fine, assessment or cease and desist order, or the suspension, revocation or material restriction of any material Company Permit, and (ii) neither the Company nor its Subsidiary has entered into any material agreement or settlement with any Governmental Body with respect to its alleged violation of any applicable Law.

(c) The Company and each of its officers and directors are in material compliance with, and have since the Reference Date complied in all material respects with, (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act (“Sarbanes-Oxley”) or the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

(d) Since the Reference Date, each of the Company and its Subsidiary has filed all material regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, and has maintained all material records, that each was required to file with the FDA and any other federal, state, local or foreign Governmental Body that is concerned with or regulates the marketing, sale, use, handling and control, safety, efficacy, reliability or manufacturing of drug products.

Section 4.11. Title to Tangible Properties.

(a) The Company and its Subsidiary hold good and valid title to, or hold pursuant to good, valid and enforceable leases or other comparable contract rights, all of the tangible personal property and other tangible assets necessary for the conduct of the business of the Company and its Subsidiary, taken as a whole, as currently conducted, in each case free and clear of any Liens (other than Permitted Liens), except where the failure to do so would not have a Company Material Adverse Effect.

(b) The leased real property described in Section 4.11(b) of the Company Disclosure Letter (the “Company Leased Real Property”) is a true and complete list of all of the real property leased by the Company or its Subsidiary as of the date of this Agreement. There are no subleases, licenses, occupancy agreements, consents, assignments, purchase agreements, or other contracts granting to any Person (other than the Company or its Subsidiary) the right to use or occupy the Company Leased Real Property, and, to the Company’s Knowledge, no other Person (other than the Company and its Subsidiary) is in possession of the Company Leased Real Property (except pursuant to Permitted Liens). The leases for the Company Leased Real Property (collectively, the “Company Leases”) are in full force and effect. Except as would not have a Company Material Adverse Effect, each of the Company Leases is valid, binding and enforceable on the Company or its Subsidiary that is a party to such Company Lease and, to the Company’s Knowledge, the other parties thereto, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or other similar laws affecting creditors’ rights generally, and subject to general principles of equity, and is in full force and effect, and the Company or its Subsidiary has performed all material obligations required to be performed by it to date under each such Company Lease. Neither the Company nor its Subsidiary nor, to the Company’s Knowledge, any other party to the Company Leases is in default in any material respect under any of such Company Leases, nor has the Company or its Subsidiary given or received written notice of termination, cancellation, breach, or default under any such Company Lease, which breach or default has not been cured. No event has occurred which, if not remedied, would result in a default by the Company in any material respect under the Company Leases, and, to the Company’s Knowledge, no event has occurred which, if not remedied, would result in a default by any party other than the Company in any material respect under the Company Leases. There are no outstanding options, rights of first offer or rights of first refusal in favor of any other party to purchase or lease the Company Leased Real Property or any portion thereof or interest therein (except pursuant to a Permitted Lien).

(c) The Company and its Subsidiary do not own any real property.

Section 4.12. Tax Matters.

(a) Except as would not have a Company Material Adverse Effect, (i) the Company and its Subsidiary have timely filed (taking into account any applicable extensions) all Tax Returns required to be filed by them, (ii) such Tax Returns are true, complete and correct in all respects and (iii) the Company and its Subsidiary have paid all Taxes owed by them (whether or not shown as due and payable on any such Tax Return).

(b) Except as would not have a Company Material Adverse Effect, (i) there are no Liens for Taxes (other than Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves are established in the financial statements in accordance with GAAP) upon any of the assets of the Company or its Subsidiary and (ii) to the Company and its Subsidiary have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, shareholder or other Person and complied with all information reporting and backup withholding provisions of applicable Law.

(c) Except as would not have a Company Material Adverse Effect, no U.S., federal, state, local or non-U.S. Actions relating to Taxes are pending, threatened in writing or being conducted with respect to the Company or its Subsidiary, no Tax Returns of the Company or its Subsidiary are under audit, examination or investigation by any Taxing Authority, no Taxing Authority has asserted any deficiency, adjustment or claim with respect to Taxes against the Company or its Subsidiary that has not been resolved with respect to any taxable period for which the period of assessment or collection remains open and no Taxing Authority has provided the Company or its Subsidiary written notice of a claim where the Company or the Subsidiary does not pay a certain Tax or file a certain type of Tax Return that the Company or applicable Subsidiary is subject to taxation by that jurisdiction or is required to file a certain type of Tax Return in that jurisdiction.

(d) Except as would not have a Company Material Adverse Effect, there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any Tax of the Company or its Subsidiary that is currently in force, and no power of attorney with respect to Taxes has been filed or entered into with any Taxing Authority and remains in effect.

(e) Except as would not have a Company Material Adverse Effect, neither the Company nor its Subsidiary (i) is a party to or bound by any Tax allocation, sharing or similar agreement (other than any commercial agreement entered into in the ordinary course of business that does not relate primarily to Taxes and other than agreements solely among the Company and its Subsidiary), (ii) has been a member of an affiliated group filing a combined, consolidated or unitary Tax Return (other than a group consisting solely of the Company and its Subsidiary) or (iii) has liability for the Taxes of any Person (other than the Company or its Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as a successor or transferee.

(f) Except where the failure to do so would not have a Company Material Adverse Effect, neither the Company nor its Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any change in the method of accounting made prior to the Closing, (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed on or prior to the Closing, (iii) any installment sale or open transaction disposition entered into on or prior to the Closing or (iv) any prepaid amount received or deferred revenue accrued on or prior to the Closing.

(g) Neither the Company nor its Subsidiary has entered into or participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(h) Within the last two years, neither the Company nor its Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Sections 355 or 361 of the Code.

(i) Except as would not have a Company Material Adverse Effect, neither the Company nor its Subsidiary has made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Taxing Authority with respect to any amount of Taxes.

(j) Except as would not have a Company Material Adverse Effect, there is no unclaimed property or escheat obligation with respect to property or other assets held or owned by the Company and its Subsidiary, and the Company and its Subsidiary are in compliance in all material respects with applicable Law relating to unclaimed property or escheat obligations.

Section 4.13. Contracts and Commitments.

(a) Except for any Company Plans (excluding with respect to Section 4.13(a)(iii)), as of the date of this Agreement, neither the Company nor its Subsidiary is a party to or bound by any:

(i) “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company or its Subsidiary that was required to be, but has not been, filed with the SEC with the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, or any Company SEC Documents filed after the date of filing of such Form 10-K until the date of this Agreement;

(ii) Contract (A) relating to the disposition or acquisition by the Company or its Subsidiary of a material amount of assets, other than the purchase or sale of inventory, raw materials, drug products or substances by the Company or its Subsidiary, that contains any material ongoing obligations (including, indemnification, “earn-out” or other contingent obligations) that are still in effect or (B) pursuant to which the Company or its Subsidiary will acquire any ownership interest in any other Person or other business enterprise other than the Company’s Subsidiary;

(iii) collective bargaining agreement or similar Contract with any labor union, trade union, works council, employee’s association or other similar employee representative body;

(iv) Contract establishing any joint venture, partnership, or collaboration;

(v) Contract (A) prohibiting or materially limiting the right of the Company or its Subsidiary to compete in any line of business or to conduct business with any Person or in any geographical area, (B) obligating the Company or its Subsidiary to purchase or otherwise obtain any material product or material service exclusively from a single party, to purchase a specified minimum amount of goods or services, or sell any material product or material service exclusively to a single party, (C) requiring the Company or its Subsidiary (or, after the Closing, Parent or any of its Affiliates) to conduct any business on a “most favored nations” basis with any third party or (D) under which any Person has been granted the right to manufacture, sell, market or distribute any Product on an exclusive basis to any Person or group of Persons or in any geographical area;

(vi) Contracts in respect of Indebtedness for borrowed money of $250,000 or more, other than intercompany loans among the Company and its Subsidiary;

(vii) Contract between the Company or its Subsidiary, on the one hand, and any of their respective directors, officers or other Affiliates (other than the Company and its Subsidiary), on the other hand;

(viii) Contract (i) relating to the voting or registration of any securities or any stockholders’, investor rights, tax receivables or similar or related Contracts with respect to any securities of the Company or its Subsidiary or (ii) standstill or similar provision that prohibits or purports to prohibit a proposal being made in favor of a party other than the Company or its Subsidiary;

(ix) Contract containing a right of first refusal, right of first negotiation or right of first offer with respect to any equity interests or assets that have a fair market value or purchase price of more than $1,000,000 in favor of a party other than the Company or its Subsidiary;

(x) Contract pursuant to which the Company or its Subsidiary (A) receives a license, sublicense, covenant not to sue, right to use, option, right of first refusal or first offer or other similar preferential right or immunity with respect to any Intellectual Property of a third party that is material to the conduct of the Company’s business or the conduct of its Subsidiary’s businesses or (B) has granted to a third party a license, sublicense, covenant not to sue, right to use, option, right of first refusal or first offer or other similar preferential right or immunity with respect to or under any Owned Intellectual Property or Licensed Intellectual Property that is material to the conduct of the Company’s business or the conduct of its Subsidiary’s businesses, in each case, (A) and (B), other than any Incidental IP Contract;

(xi) Contract that requires by its terms, or is reasonably expected to require, the payment or delivery of cash or other consideration to or by the Company or its Subsidiary in an amount in excess of $4,000,000 during (A) the current fiscal year or (B) any subsequent fiscal year, and in the case of clause (B) which cannot be cancelled by such the Company or its Subsidiary without penalty or further payment upon not more than ninety (90) days’ notice;

(xii) corporate integrity agreements, consent decrees, deferred prosecution agreements, or other similar types of agreements with Governmental Bodies that have existing or contingent performance obligations;

(xiii) Contracts of the Company or its Subsidiary relating to the settlement of any litigation proceeding that provide for any continuing material obligations on the part of the Company or its Subsidiary;

(xiv) Contracts of the Company or its Subsidiary that prohibit, limit or restrict the payment of dividends or distributions in respect of the capital stock of the Company or its Subsidiary or otherwise prohibit, limit or restrict the pledging of capital stock of the Company or its Subsidiary or prohibit, limit or restrict the issuance of guarantees by the Company or its Subsidiary other than the Company Equity Plans or any Contracts evidencing awards granted under the Company Equity Plans;

(xv) Contracts with third party manufacturers and suppliers for the manufacture and/or supply of materials or products in the supply chain for Products that involve payments in excess of $4,000,000 during the current or a subsequent fiscal year;

(xvi) Contracts that (A) provide for the research, development, commercialization or manufacture of any Key Product and (B) are material the Company’s business with respect to such Key Product, and in each case that involve payments in excess of $4,000,000 during the current or a subsequent fiscal year; or

(xvii) Contract to enter into any of the foregoing.

Each such Contract described in clauses (i) through (xvii) above of this (a) or excluded therefrom due to the exception of being filed as an exhibit to the Company SEC Documents, together with each Company Lease listed in Section 4.11(b) of the Company Disclosure Letter but excluding, in all cases, each Company Plan, is referred to herein as a “Company Material Contract.”

(b) (i) Except as would not have a Company Material Adverse Effect, neither the Company nor its Subsidiary (A) is, or has received written notice that any other party to any Company Material Contract is, in violation or breach of or default (with or without notice or lapse of time or both) under or (B) has waived or failed to enforce any rights or benefits under any Company Material Contract to which it is a party or any of its properties or other assets is subject, (ii) there has occurred no event giving to others any right of termination, material amendment or cancellation of (with or without notice or lapse of time or both) any such Company Material Contract and (iii) each such Company Material Contract is in full force and effect and is a legal, valid and binding agreement of, and enforceable against, the Company or its Subsidiary, and, to the Knowledge of the Company, each other party thereto. As of the date of this Agreement, no party to any Company Material Contract has given any written notice of termination or cancellation of any Company Material Contract or that it intends to seek to terminate or cancel any Company Material Contract (whether as a result of the Contemplated Transactions or otherwise). There are no oral Company Material Contracts.

Section 4.14. Intellectual Property.

(a) Section 4.14(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of all (i) Patents, (ii) Trademarks and (iii) Copyrights, as applicable, in each instance, that are owned or purported to be owned by the Company or its Subsidiary and that are registered with a Governmental Body as of the date of this Agreement, or with respect to which the Company or its Subsidiary has filed an application for registration pending as of the date of this Agreement, except for any such Patents, Trademarks, or Copyrights that have been abandoned by the Company or its Subsidiary as of the date of this Agreement in the normal course of business or for which registration has expired (collectively, with Registered Domain Names, “Company Registered Intellectual Property”), indicating for each such item in (i), (ii), and (iii), as applicable and as of the date of this Agreement, the name of the current legal owner(s), the jurisdiction of application/registration, the application/registration number and the filing/issuance or registration date. Section 4.14(a) of the Company Disclosure Letter also sets forth, as of the date of this Agreement, a list of all internet domain names owned or purported to be owned by the Company or its Subsidiary, indicating for each such domain name, the registrant (“Registered Domain Names”). The Company and its Subsidiary have timely paid all registration, maintenance and renewal fees and have timely made all filings required by Governmental Bodies to maintain their respective ownership of, and the validity and enforceability of, all material Company Registered Intellectual Property.

(b) The Company and its Subsidiary solely own all Owned Intellectual Property and, to the Knowledge of the Company, have the valid and enforceable right to use all Licensed Intellectual Property material to or necessary for the conduct of their respective businesses, free and clear of all Liens (other than Permitted Liens); provided that, the foregoing shall not be deemed a representation or warranty that any such Intellectual Property is valid or enforceable, which subject matter is addressed exclusively in the following two sentences, the last sentence of Section 4.14(a) and the last sentence of Section 4.14(g). All (A) material Company Registered Intellectual Property that has issued or that is registered with a Governmental Body (but excluding any pending applications) is subsisting, unexpired, and, to the Knowledge of the Company, valid and enforceable and (B) applications within the material Company Registered Intellectual Property are pending and being prosecuted in good faith in the ordinary course of business. No material Owned Intellectual Property issued or registered with a Governmental Body (excluding pending applications) has been adjudged invalid or unenforceable in whole or in part. To the Knowledge of the Company, no adverse restrictions exist on the legitimate use of material Owned Intellectual Property (excluding pending applications) or on the license or transfer of the material Owned Intellectual Property.

(c) To the Knowledge of the Company, the consummation of the transactions contemplated by this Agreement will not (i) alter, encumber, impair or extinguish any Owned Intellectual Property or Licensed Intellectual Property or (ii) impair the right of Parent or any of its Affiliates to develop, use, sell, license or otherwise dispose of, or to bring any action for the infringement, misappropriation or other violation of, any Owned Intellectual Property or the Company’s or its Subsidiary’s rights under any Licensed Intellectual Property, in each case, (i) and (ii), in any material respect.

(d) To the Knowledge of the Company, the Company’s and its Subsidiary’s conduct of their respective businesses do not materially infringe, misappropriate or otherwise violate, and have not, since the Reference Date (but, with respect to Patents, in the past six (6) years), materially infringed, misappropriated or otherwise violated, any valid and enforceable Intellectual Property of any Person.

(e) The Company and its Subsidiary have not received, since the Reference Date (but, with respect to Patents, in the past six (6) years), any written notice from any Person claiming that the conduct of the Company’s business or the conduct of its Subsidiary’s businesses misappropriates, infringes, or otherwise violates the Intellectual Property of any Person or based upon, or challenging or seeking to deny or restrict, the rights of the Company or its Subsidiary in any of the material Owned Intellectual Property or Licensed Intellectual Property.

(f) To the Knowledge of the Company, neither the Owned Intellectual Property nor the Licensed Intellectual Property is being or has been infringed, misappropriated or otherwise violated by any Person in any material respect, and since the Reference Date (but, with respect to Patents, in the past six (6) years) through the date of this Agreement, there have been no Actions pending or threatened by the Company or its Subsidiary relating to the same.

(g) Since the Reference Date (but, with respect to Patents, in the past six (6) years), there has been no material Actions pending, or to the Knowledge of the Company, threatened, against the Company or its Subsidiary relating to Intellectual Property (but excluding any routine examination proceeding, office action, or other correspondence issued by any Governmental Body in connection with the prosecution of any pending patent application or trademark application in the ordinary course of business), including any material Action (i) based upon, or challenging or seeking to deny or restrict, the rights of the Company or its Subsidiary in any of the Owned Intellectual Property or Licensed Intellectual Property, (ii) alleging that the use of the Owned Intellectual Property or Licensed Intellectual Property or any products manufactured, used, imported, offered for sale or sold by the Company or its Subsidiary infringes, misappropriates or otherwise violates any Intellectual Property of any third party or (iii) alleging that the Company or its Subsidiary has infringed, misappropriated or otherwise violated any Intellectual Property of any third party. None of the material Owned Intellectual Property or, to the Knowledge of the Company, material Licensed Intellectual Property is subject to any outstanding injunction, order, decree, charge, consent, judgment, covenant not to sue, settlement, ruling or other disposition of dispute (but excluding any routine examination proceeding, office action, or other correspondence issued by any Governmental Body in connection with the prosecution of any pending patent application or trademark application in the ordinary course of business), in each case, that adversely restricts the use, transfer, registration or licensing of any such Owned Intellectual Property or Licensed Intellectual Property by the Company or its Subsidiary, or otherwise adversely affects the ownership, validity, scope, use, registrability, or enforceability of any such Intellectual Property.

(h) The Company and its Subsidiary have taken commercially reasonable steps to protect, maintain and safeguard the Owned Intellectual Property and to require all employees, contractors and other third parties with permitted access to Trade Secrets and confidential information material to the Company or its Subsidiary to execute non-disclosure and confidentiality agreements with the Company or its Subsidiary, as applicable, and, to the Knowledge of the Company, no such Trade Secrets or material confidential information has been disclosed other than to Persons subject to such non-disclosure or confidentiality agreements. Each employee and contractor who have been involved in the creation, invention or development of material Intellectual Property for or on behalf of the Company or its Subsidiary have executed a valid and enforceable agreement pursuant to which they presently assign in writing to the Company or its Subsidiary, as applicable, all of their rights therein, except where the Company or its Subsidiary, as applicable, acquired ownership of such Intellectual Property by operation of law. To the Knowledge of the Company, there has been no material breach of any such non-disclosure, confidentiality or assignment agreement.

(i) No material Owned Intellectual Property, or to the Knowledge of the Company, material Licensed Intellectual Property has been developed with any funding, facilities, personnel acting in their capacity as personnel of, or other support or resources provided by or through any Governmental Body, any foundation, nonprofit, charity, non-governmental organization, or any public or private university, college, or other educational institution or research center. Neither the Company nor its Subsidiary nor, to the Knowledge of the Company, any of their respective licensors has failed to comply with any invention disclosure, election of title or patent reporting requirements with respect to any material Owned Intellectual Property or material Licensed Intellectual Property developed with funding, facilities, personnel acting in their capacity as personnel of, or other material support or resources provided by or through any Governmental Body.

(j) The Company’s and its Subsidiary’s IT Systems are adequate for, and operate and perform as required in connection with, the operation of the business of the Company and its Subsidiary as currently conducted, free and clear of all known bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants, except in each case as would not have a Company Material Adverse Effect. The Company and its Subsidiary have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their material Trade Secrets and confidential information and the integrity, continuous operation, redundancy and security of all their IT Systems used in connection with the business, and there have been no breaches, violations, outages, unauthorized uses of, unauthorized accesses to or other processing of, or other security incidents involving the same, except for those that have been remedied without material cost or liability or the duty to notify any other Person, nor any incidents under internal review or investigations relating to the same. The Company has implemented backup and disaster recovery technology reasonably consistent with industry standards and practices.

Section 4.15. Litigation. There are no and since the Reference Date there have been no material Actions pending or, to the Company’s Knowledge, threatened against or by the Company or its Subsidiary, or, to the Company’s Knowledge, any present director or officer of the Company or its Subsidiary (in such individual’s capacity as such), at law or in equity, or before or by any Governmental Body, and neither the Company nor its Subsidiary, nor to the Knowledge of the Company, any of their present directors or officers (in such individual’s capacity as such), is subject to or in violation of any outstanding material judgment, injunction, rule, order or decree of any court or Governmental Body, in each case, except as would not (i) have a Company Material Adverse Effect or (ii) prevent the Company from consummating the Contemplated Transactions on or before the Outside Date.

Section 4.16. Insurance. As of the date of this Agreement, each insurance policy under which the Company or its Subsidiary is an insured or otherwise the principal beneficiary of coverage is in full force and effect, and (i) neither the Company nor its Subsidiary is in breach or default under any such insurance policy, (ii) no notice of cancellation or termination has been received with respect to any insurance policy and (iii) no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination, or modification, under any such insurance policy, except as would not have a Company Material Adverse Effect.

Section 4.17. Employee Benefit Plans.

(a) Section 4.17(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, all material Company Plans.

(b) With respect to each material Company Plan, the Company has made available to Parent and Purchaser true and correct copies of the following (as applicable) prior to the date of this Agreement: (i) the current plan document, including all amendments thereto or, with respect to any unwritten plan, a summary of all material terms thereof (except to the extent filed as an exhibit to a Company SEC Document), (ii) the most recent summary plan description along with all summaries of material modifications thereto, (iii) all related trust instruments, insurance policies or other funding-related documents, (iv) the most recent IRS determination, advisory or opinion letter, and (v) any material, non-routine correspondence with any Governmental Body since the Reference Date.

(c) Each Company Plan that is intended to meet the requirements to be qualified under Section 401(a) of the Code, and any related trust intended to be qualified under Section 501(a) of the Code, is the subject of a favorable determination letter or is covered by a favorable advisory opinion letter from the IRS, and, to the Knowledge of the Company, no fact or event has occurred which would reasonably be expected to adversely affect the qualified status of any such Company Plan or related trust. Except to the extent such noncompliance would not reasonably be expected to result in material Liability to the Company and its Subsidiary, taken as a whole, each Company Plan has been established, administered, contributed to and maintained in accordance with its terms and the requirements of the applicable provisions of the Code, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other applicable Law, and all contributions and premium payments required to have been paid under or with respect to any Company Plan have been timely paid or accrued in accordance in all material respects with the terms of the Company Plan.

(d) Except as would not reasonably be expected to result in a material Liability to the Company and its Subsidiary, taken as a whole, (i) with respect to each Company Plan, there are no Actions pending or, to the Knowledge of the Company, threatened, other than routine claims for benefits, and, to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such Actions and (ii) to the Knowledge of the Company, no Company Plan is currently under investigation or audit by ay Governmental Body for any violation or non-compliance and, to the Knowledge of the Company, no such investigation or audit is contemplated or under consideration.

(e) Except as set forth on Section 4.17(e) of the Company Disclosure Letter, neither the Company nor its Subsidiary, nor any of their respective ERISA Affiliates, has at any time within the last six (6) years sponsored, contributed to, or has been required to contribute to a plan that is or was during such period (i) subject to Title IV of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (iii) a “multiple employer plan” as described in Section 413(c) of the Code or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. Except as provided for pursuant to any Company Plan listed on Section 4.17(e) of the Company Disclosure Letter, none of the Company Plans obligate the Company or its Subsidiary to provide a current or former employee, independent contractor or director (or any spouse or dependent thereof) any life insurance or medical or health benefits after his or her termination of employment with the Company or its Subsidiary, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any other applicable Law and for which the current or former employee, independent contractor or director (or any spouse or dependent thereof) is solely responsible for the cost thereof.

(f) Except as required by applicable Law, set forth on Section 4.17(f) of the Company Disclosure Letter or, except in the case of clause (iii) below, otherwise contemplated by this Agreement, neither the execution or delivery of this Agreement, nor the consummation of the Contemplated Transactions, will, either individually or together with the occurrence of another event (including a termination of employment or service), (i) result in any payment becoming due to any current or former officer, director, employee or individual independent contractor of the Company or its Subsidiary under any Company Plan, (ii) increase or otherwise enhance any material benefits or compensation otherwise payable under any Company Plan to any current or former officer, director, employee or individual independent contractor of the Company or its Subsidiary, (iii) result in the acceleration of the time of vesting, payment or funding of any payments or benefits to any current or former officer, director, employee or individual independent contractor of the Company or its Subsidiary under any Company Plan, (iv) require the Company or its Subsidiary to set aside any assets to fund any benefits or compensation in respect of any current or former officer, director, employee or individual independent contractor of the Company or its Subsidiary under any Company Plan, or (v) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or in the imposition of an excise Tax under Section 4999 of the Code. The Company has no obligation to pay any gross-up, indemnification, reimbursement or other payment in respect of any Tax imposed under Section 4999 or Section 409A of the Code.

Section 4.18. Environmental Compliance and Conditions. Except for matters that would not have a Company Material Adverse Effect:

(a) the Company and its Subsidiary are, and since the Reference Date have been, in compliance with all applicable Environmental Laws;

(b) the Company and its Subsidiary have obtained all Permits required under Environmental Laws to operate their business at the Company Leased Real Property as presently conducted;

(c) except for matters that are resolved, neither the Company nor its Subsidiary has received any written claim, notice or complaint, or been subject to any Action from any Governmental Body or third party regarding any actual or alleged violation of Environmental Laws or any Liabilities or potential Liabilities under Environmental Laws; and

(d) to the Company’s Knowledge, neither the Company nor its Subsidiary has released any Hazardous Substance on, under or about the Company Leased Real Property or any other real property now or formerly occupied or used by the Company or its Subsidiary in a manner that reasonably could be expected to give rise to Liability for the Company or its Subsidiary under any Environmental Laws.

Section 4.19. Employment and Labor Matters.

(a) Neither the Company nor its Subsidiary is a party to or bound by, or has ever been party to or bound by, any collective bargaining agreement or other similar Contract with a labor union, trade union, works council, employee’s association or other similar employee representative body, and, to the Knowledge of the Company, no labor union, trade union, works council, employee’s association or other similar employee representative body has requested or has sought to represent any employees of the Company or its Subsidiary since the Reference Date. Neither the Company nor its Subsidiary has experienced, nor has there been any threat of, any picketing, strike, slowdown, work stoppage, lockout or material grievance, unfair labor practice charge, or similar labor dispute or organizing effort since the Reference Date. The consent or consultation of, or the rendering of formal advice by, any labor union, trade union, works council, employee’s association or other similar employee representative body is not required by applicable Law or any agreement for the Company or its Subsidiary to enter into this Agreement or to consummate the Contemplated Transactions.

(b) Except to the extent such noncompliance would not reasonably be expected to result in material Liability to the Company and its Subsidiary, taken as a whole, as of the date of this Agreement, the Company and its Subsidiary are, and between the Reference Date and the date of this Agreement have been, in compliance with all Laws relating to labor and employment, including all such Laws relating to wages (including minimum wage and overtime wages), discrimination, harassment, disability, compensation, hours of work, leave of absence, unemployment compensation, independent contractors, collective bargaining, equal opportunity, overtime requirements, restrictive covenants, retaliation, workers’ compensation, safety and health, immigration, work authorization, worker classification (including employee-independent contractor classification and the proper classification of employees under the Fair Labor Standards Act and as exempt employees and non-exempt employees), and the Worker Adjustment and Retraining Notification Act of 1988 and any similar applicable foreign, state, provincial or local “mass layoff” or “plant closing” Law (“WARN”).

(c) Except as would not result in a material Liability to the Company and its Subsidiary, taken as a whole, (i) neither the Company nor its Subsidiary has, since the Reference Date, implemented a “mass layoff,” “employment loss” or “plant closing” (as defined by WARN) or any similar state, provincial, local or foreign law, or have incurred any Liability thereunder and (ii) during the ninety (90) day period preceding the date of this Agreement, no employee has suffered an “employment loss” as defined by WARN or any similar Law.

(d) As of the date hereof and since the Reference Date, there is no and there have not been any material Actions pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiary with respect to labor and employment matters.

(e) As of the date hereof and since the Reference Date, to the Knowledge of the Company, no allegations of sexual harassment or similar misconduct by an employee of the Company or its Subsidiary have been reported internally to, or threatened against, the Company or its Subsidiary that, in each case, would reasonably be expected to result in a material Liability to the Company and its Subsidiary, taken as a whole.

Section 4.20. FDA and Regulatory Matters.

(a) The Company holds, and has held since the Reference Date, all material Permits under the FDA Laws necessary for the lawful operation of the business of the Company as currently conducted (the “Company Permits”), and all such Company Permits are valid and in full force and effect. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiary, taken as a whole, since the Reference Date, (i) the Company is, and has been, in compliance with the terms of all Company Permits, including the making of all filings, declarations, listings, registrations, reports, notices, and submissions required thereunder, and (ii) there has not occurred any violation of, default or other noncompliance under any Company Permit. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiary, taken as a whole, there is no Action pending or, to the Knowledge of the Company, threatened seeking the revocation, withdrawal, suspension, cancellation, termination or modification of any material Company Permit. To the Knowledge of the Company, the Contemplated Transactions, in and of themselves, will not cause the revocation or cancellation of any material Company Permit pursuant to the terms of any such Company Permit.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiary, taken as a whole, since the Reference Date, all Products that are subject to the jurisdiction of the FDA or other similar Governmental Body are being researched, developed, manufactured, imported, exported, labeled, marketed, promoted, and distributed by the Company and its Subsidiary in compliance with all applicable FDA Laws.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiary, taken as a whole, since the Reference Date, (i) neither the Company nor its Subsidiary have committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” and (ii) neither the Company nor its Subsidiary nor, to the Knowledge of the Company, any of their respective officers or employees has been convicted of a crime that has resulted in debarment under 21 U.S.C. Section 335a.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiary, taken as a whole, since the Reference Date, none of the Company nor its Subsidiary has received any warning letter, untitled letter, adverse inspectional finding, penalty, fine, sanction, notice of violation letter, Form FDA 483 or any other written notice or communication from the FDA or other similar Governmental Body alleging or asserting material noncompliance with any FDA Laws or Company Permits with respect to any Product.

(e) Except as would not reasonably be expected to, individually or in the aggregate, be material to the Company, since the Reference Date, the Company has not received any written notice or communication from any institutional review board or Governmental Body (i) placing any clinical trials of any Product conducted by or on behalf of the Company on “clinical hold,” or (ii) requiring the termination or suspension of any ongoing or planned clinical trials of any Product conducted by or on behalf of the Company, including by any clinical research organization. The Company has made available to Parent and Purchaser true, correct, and complete copies of material documents and correspondence, including, as applicable, material portions of investigational new drug applications and new drug applications, submitted to or received from the FDA or any comparable Governmental Body. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company, the Company has filed all annual and periodic reports, amendments and safety reports for any Product required to be made to any Governmental Body.

(f) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiary, taken as a whole, the Company and its Subsidiary are, and at all times between the Reference Date and the date of this Agreement have been, in compliance with all applicable Healthcare Laws, and there is no civil, criminal, administrative, or other action, subpoena, suit, demand, claim, hearing, proceeding, notice or demand pending, received by or, to the Knowledge of the Company, overtly threatened in writing by a Governmental Body against the Company or its Subsidiary related to such Healthcare Laws. Since the Reference Date, neither the Company nor, to the Knowledge of the Company, any officer, director, employee, agent or contractor, is, nor has been, a party to any corporate integrity agreements, individual integrity agreement, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Body.

(g) Since the Reference Date, the manufacture of Key Products, including the Key Products used in any clinical trials, by or on behalf of the Company or its Subsidiary has been and is being conducted in material compliance with all applicable Laws including the current Good Manufacturing Practices.

(h) Since the Reference Date, all clinical and preclinical studies and other studies and tests conducted by or, to the Knowledge of the Company, on behalf of the Company or its Subsidiary with respect to the Key Products have been, and if still pending are being, conducted in material compliance with all Good Clinical Practices, Good Laboratory Practices, and all applicable Healthcare Laws. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiary, taken as a whole, no preclinical research, clinical study or other study or test conducted by, or to the Company’s Knowledge, or on behalf of the Company or its Subsidiary with respect to the Key Products has been terminated or suspended prior to completion. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiary, taken as a whole, neither the Company nor its Subsidiary has, as of the date hereof, received any written notice or other communication that any Governmental Body, investigator, or any relevant institutional review board, independent ethics committee or any other similar body has (i) refused to approve any preclinical or nonclinical research or clinical study, or any substantial amendment to a protocol for any preclinical or nonclinical research or clinical study, conducted or proposed to be conducted by or on behalf of the Company or its Subsidiary, or (ii) has initiated, or threatened to initiate, any action to (1) suspend any preclinical or nonclinical research or clinical study conducted by or on behalf of the Company or its Subsidiary, as applicable, with respect to the Products, (2) place any clinical study of the Key Products on “clinical hold,” (3) suspend or terminate any IND related to the Key Products, as applicable, or (4) recall, import or export or suspend the manufacture of the Key Products (collectively, “Healthcare Correspondence”).

(i) Neither the Company nor its Subsidiary nor, to the Knowledge of the Company, any of their respective directors, officers or employees or agents has at any time since June 9, 2021, (i) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), (ii) violated or is in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”), (iii) violated or is in violation of any provision of the UK Bribery Act of 2010 (the “UK Bribery Act”), (iv) violated any anti-bribery or anti-corruption Law in any foreign jurisdiction, (v) made, offered to make, promised to make, or authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable Law addressing matters comparable to those addressed by the FCPA, the UK Bribery Act, or the OECD Convention implementing legislation concerning such payments or gifts in any jurisdiction (any such payment, a “Prohibited Payment”), (vi) received written notice that it is subject to any investigation by any Governmental Body with regard to any Prohibited Payment or (vii) violated or been in violation of any other Laws regarding use of funds for political activity or commercial bribery.

(j) Neither the Company nor its Subsidiary nor, to the Knowledge of the Company, any of their respective directors, officers or employees or agents is a Person that is, or is owned or controlled by Persons that are: (1) the subject of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control or the U.S. Department of State, the United Nations Security Council, the European Union, or other relevant sanctions authority (collectively, “Sanctions”); or (2) located, organized or resident in a country or territory that is the subject of Sanctions (currently, Cuba, Crimea, Iran and North Korea).

(k) The Company and its Subsidiary, to the Knowledge of the Company, any of their respective directors, officers or employees or agents, are and have been since June 9, 2021 in compliance in all material respects with all applicable Laws concerning the exportation, re-exportation, importation and temporary importation of any products, technology, technical data or services (together, “Export Control Laws”) and all applicable Sanctions.

(l) Neither the Company nor its Subsidiary nor, to the Knowledge of the Company, any of their respective directors, officers or employees or agents (1) is party to any classified Contract with any Governmental Body, (2) holds or is required to hold any facility security clearance issued by a Governmental Body, (3) is registered or is required to be registered with the U.S. State Department’s Directorate of Defense Trade Controls, or (4) produces or trades in any defense articles or defense services covered by the United States Munitions List in the International Traffic in Arms Regulations. No employee of any Target Company is required to hold a U.S. government-issued security clearance.

(m) Since June 9, 2021, neither the Company nor its Subsidiary, to the Knowledge of the Company, any of their respective directors, officers or employees or agents, has engaged in, or is now engaged in, directly or indirectly, any dealings or transactions with any Person, or in any country or territory, that, at the time of the dealing or transaction, is or was the subject of Sanctions.

(n) Since June 9, 2021, neither the Company nor its Subsidiary has been penalized for or given notice of, or threatened to be charged with or under investigation with respect to, any violation of Sanctions, or Export Control Laws.

(o) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiary, taken as a whole, the Company and its Subsidiary have complied with all applicable Privacy Laws, including Other Privacy Requirements and no material claims have been asserted or threatened in writing against the Company or its Subsidiary by any Person alleging a violation of Privacy Laws and/or Other Privacy Requirements. Except as would not have a Company Material Adverse Effect, the Company and its Subsidiary have (i) implemented and maintain commercially reasonable technical and organizational measures, in accordance with industry standards, to protect all Personal Information in their possession or control against a breach, or unauthorized use, access, exfiltration, destruction, alteration, disclosure, loss, theft, interruption, modification or corruption, thereof (each, a “Data Breach”) and (ii) used commercially reasonable efforts to ensure that all service providers, data processors and other third parties that process any Personal Information on behalf of the Company or its Subsidiary are bound by valid, written and enforceable agreements requiring such third parties to comply with Privacy Laws and Other Privacy Requirements. To the Knowledge of the Company, there has been no material Data Breach with respect to any Personal Information in the Company’s or its Subsidiary’s possession or control and the Company has not been required under any Privacy Law or Other Privacy Requirement to provide any written notice to any Governmental Body or Person in connection with any Data Breach. To the Knowledge of the Company, the consummation of the transactions contemplated by this Agreement will not breach any Privacy Law or Other Privacy Requirement in any material respect.

(p) Between the Reference Date and the date of this Agreement, neither the Company nor its Subsidiary: (i) has been charged with or convicted of any criminal offense relating to the delivery of an item or service under any Federal Health Care Program, (ii) has been debarred, excluded or suspended from participation in any Federal Health Care Program, (iii) has had a civil monetary penalty assessed against it under 42 U.S.C. §1320a-7a, or (iv) is currently listed on the list of parties excluded from federal procurement programs and non-procurement programs as maintained in the Government Services Administration’s System for Award Management or other federal agencies.

Section 4.21. Brokerage. Other than Centerview and Jefferies LLC (“Jefferies”), no Person is entitled to any financial advisory fee in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of the Company. Promptly following the execution of this Agreement, the Company shall deliver or make available to Parent true and complete copies of any engagement letters pursuant to which Centerview and Jefferies are entitled to any financial advisory fees in connection with the Contemplated Transactions.

Section 4.22. Disclosure. None of the information supplied or to be supplied by or on behalf of the Company in writing specifically for inclusion or incorporation by reference in the Offer Documents will, at the time such documents are filed with the SEC, at the time they are mailed to the holders of Shares, or at the time any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Schedule 14D-9 will not, at the time it is filed with the SEC, at the time it is mailed to the holders of Shares, or at the time any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by or on behalf of Parent, Purchaser, or any Affiliate of Parent or Purchaser in writing specifically for inclusion in the Offer Documents or the Schedule 14D-9. The Schedule 14D-9 will, at the time it is filed with the SEC, at the time it is mailed to the holders of Shares, and at the time any amendment or supplement thereto is filed with the SEC, comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations of the SEC thereunder.

Section 4.23. No Rights Agreement. The Company is not a party to a stockholder rights plan, “poison pill” or similar anti-takeover agreement or plan.

Section 4.24. Anti-Takeover Provisions. Assuming the accuracy of the representations and warranties of Parent and Purchaser set forth in Section 5.9, the Company Board has taken all actions necessary or appropriate, and will take after the date hereof, all actions that may be necessary or appropriate, so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any other takeover, anti-takeover, moratorium, “fair price,” “control share,” or similar Law (any such Law, a “Takeover Law”) are, and will be, to the extent such restrictions can be rendered inapplicable by action of the Company Board under applicable Law, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Offer and the other Contemplated Transactions.

Section 4.25. No Vote Required. Assuming the Contemplated Transactions are consummated in accordance with Section 251(h) of the DGCL and assuming the accuracy of the representations and warranties set forth in Section 5.9, no stockholder votes or consents are needed to authorize this Agreement or for the consummation of the Contemplated Transactions.

Section 4.26. Opinion. The Company Board (in such capacity) has received the oral opinion of Centerview, as financial advisor to the Company, on or prior to the date of this Agreement, to be subsequently confirmed in writing, that, as of the date of such opinion and based upon and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Offer Price or Merger Consideration of $124.00 in cash, without interest, to be paid to the holders of Shares (other than Dissenting Shares, any Shares held in the treasury of the Company or owned by the Company or its subsidiary, any Shares owned by Ultimate Parent, Parent or Purchaser or any direct or indirect wholly owned subsidiary thereof and any Shares held by any Affiliate of the Company or Parent) pursuant to this Agreement is fair from a financial point of view to such holders.

Section 4.27. No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE IV OF THIS AGREEMENT (AS MODIFIED BY THE COMPANY DISCLOSURE LETTER), OR IN ANY CERTIFICATE, INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT, THE COMPANY MAKES NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AND THE COMPANY HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY. IN CONNECTION WITH PARENT’S INVESTIGATION OF THE COMPANY, PARENT MAY HAVE RECEIVED FROM OR ON BEHALF OF THE COMPANY CERTAIN PROJECTIONS. THE COMPANY MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER WITH RESPECT TO ESTIMATES, PROJECTIONS AND OTHER FORECASTS AND PLANS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING ESTIMATES, PROJECTIONS AND FORECASTS).

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF PARENT AND PURCHASER

Parent and Purchaser, jointly and severally, hereby represent and warrant to the Company as follows:

Section 5.1. Organization and Corporate Power. Each of Parent and Purchaser is validly existing and in good standing under the Laws of the jurisdiction in which it was organized, with full organizational power and authority to enter into this Agreement and perform its obligations hereunder. Each of Parent and Purchaser has all requisite organizational power and authority and all Permits necessary to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to hold such Permits would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 5.2. Authorization; Valid and Binding Agreement. Each of Parent and Purchaser has all requisite organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, assuming that the Contemplated Transactions are consummated and the Merger becomes effective in accordance with Section 251(h) of the DGCL, to consummate the Offer and the Merger. No other organizational action pursuant to the Laws of the jurisdictions in which Parent or Purchaser is organized, on the part of Parent and Purchaser, is necessary to authorize this Agreement. Each of Parent and Purchaser has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

Section 5.3. No Breach. The execution and delivery of this Agreement by Parent and Purchaser, and the consummation of the Offer and the Merger, do not (a) conflict with or violate their respective certificates of incorporation or bylaws (or similar governing documents) and (b) assuming all consents, approvals, authorizations and other actions described in Section 5.4 have been obtained, and all filings and obligations described in Section 5.4 have been made, conflict with or violate any Law or order, judgment or decree to which Parent, Purchaser, either of their Subsidiaries or any of their properties or assets is subject or (c) conflict with or result in any material breach of, constitute a material default under, result in a material violation of, give rise to a right of termination, cancellation or acceleration under any Contract to which Parent, Purchaser or any other Subsidiary of Parent is a party, with such exceptions, in the case of each of clauses (b) and (c) above, as would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 5.4. Consents. Except for (a) the applicable requirements of the HSR Act, (b) applicable requirements of the Exchange Act, (c) any filings required by the New York Stock Exchange or the London Stock Exchange, (d) the filing of the Certificate of Merger and (e) any filings with the relevant authorities of jurisdictions in which Parent or Purchaser is qualified to do business, in each case, Parent and Purchaser are not required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the Contemplated Transactions. Other than as stated above, no consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by Parent or Purchaser in connection with its execution, delivery and performance of this Agreement or the consummation of the Contemplated Transactions, except for those consents, approvals and authorizations the failure of which to obtain would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.5. Litigation. As of the date of this Agreement, there are no proceedings pending or, to the Knowledge of Parent or Purchaser, overtly threatened against Parent or any of its Subsidiaries that seeks to enjoin the Offer, the Merger or the other Contemplated Transactions, other than any such proceedings that would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 5.6. Disclosure. None of the Offer Documents will, at the time such documents are filed with the SEC, at the time they are mailed to the holders of Shares, or at the time any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company or any Affiliate of the Company in writing specifically for inclusion in the Offer Documents. The Offer Documents will, at the time such documents are filed with the SEC, at the time the Offer Documents are mailed to the holders of Shares, and at the time any amendment or supplement thereto is filed with the SEC, comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder. None of the information supplied by or on behalf of Parent, Purchaser or any Affiliate of Parent or Purchaser for inclusion in the Schedule 14D-9 will, at the times such documents are filed with the SEC and at the time any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

Section 5.7. Brokerage. Other than Leerink Partners LLC and Citigroup Global Markets Inc., no Person is entitled to any financial advisory fee in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of Parent or Purchaser.

Section 5.8. Operations of Purchaser. Purchaser has been formed solely for the purpose of engaging in the Contemplated Transactions and has engaged in no business activities and will have incurred no liabilities or obligations except as contemplated by this Agreement or incident to its formation. All of the issued and outstanding capital stock of Purchaser is, and at the Effective Time will be, directly or indirectly, owned by Parent.

Section 5.9. Ownership of Shares. Neither Parent nor Purchaser, nor any of their affiliates or associates, is, or at any time during the last three (3) years has been an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Parent, Purchaser and their respective Affiliates do not beneficially own any Company Securities and have not beneficially owned any Company Securities during the three (3) years prior to the date of this Agreement.

Section 5.10. Vote/Approval Required. No vote or consent of the holders of any class or series of limited liability company interests of Parent or capital stock of Ultimate Parent is necessary to approve the Offer or the Merger. The vote or consent of the sole stockholder of Purchaser (which will occur promptly following the execution and delivery of this Agreement) is the only vote or consent of the holders of any class or series of capital stock of Purchaser necessary to approve this Agreement, the Offer or the Merger.

Section 5.11. Funds. Parent has access to, and at the Acceptance Time and at the Effective Time Parent will have, and will cause Purchaser to have, sufficient cash on hand, available credit facilities, or other sources of immediately available funds to consummate the Contemplated Transactions, including payment in cash of the aggregate Offer Price at the Acceptance Time and the aggregate Merger Consideration at the Effective Time and to pay all related fees and expenses, and to discharge all of Parent’s and Purchaser’s other liabilities as they become due. Parent and Purchaser acknowledge that their obligations under this Agreement are not contingent or conditioned in any manner on obtaining any financing.

Section 5.12. Solvency. Immediately after giving effect to the Contemplated Transactions, Parent and each of its Subsidiaries will be able to pay their respective debts as they become due and will own property that has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities). Immediately after giving effect to the Contemplated Transactions, Parent and each of its Subsidiaries will not have unreasonably small capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the Contemplated Transactions with the intent to hinder, delay or defraud either present or future creditors of Parent or its Subsidiaries.

Section 5.13. Investigation by Parent and Purchaser; Disclaimer of Reliance.

(a) Each of Parent and Purchaser (i) is a sophisticated purchaser and has made its own inquiry and investigation into, and based thereon has formed an independent judgment concerning, the businesses, assets, condition, operations, and prospects of the Company and its Subsidiaries, (ii) has been furnished with or given adequate access to such information about the Company and its Subsidiaries as it has requested and (iii) in determining to proceed with the Contemplated Transactions has not relied on any statements or information other than the representations and warranties set forth in this Agreement or in any certificate or other document delivered in connection herewith. Each of Parent and Purchaser acknowledges that neither the Company nor its Subsidiary, nor any of their respective Affiliates or Representatives, have made, nor will any of them be deemed to have made (and nor has Parent or Purchaser or any of their respective Affiliates or Representatives relied upon) any representation, warranty, covenant or agreement, express or implied, with respect to the Company and its Subsidiary, the businesses, assets, condition, operations and prospects of the Company and its Subsidiary, or the Contemplated Transactions, other than those expressly set forth in this Agreement. Each of Parent and Purchaser acknowledges and agrees that, except as expressly set forth in this Agreement, the Support Agreements or in any certificate or other document delivered in connection herewith, neither the Company nor its Subsidiary nor any other Person (including any officer, director, member or partner of the Company or its Subsidiary or any of their respective Affiliates) will have or be subject to any liability to Parent, Purchaser or any other Person, resulting from Parent’s or Purchaser’s use of any information, documents or material made available to Parent, Purchaser or their Representatives in any “data rooms,” management presentations, due diligence or in any other form in expectation of the Contemplated Transactions. Each of Parent and Purchaser acknowledges (A) that it is an informed and sophisticated Person, and has engaged advisors experienced in the evaluation and purchase of companies such as the Company and its Subsidiary as contemplated hereunder and (B) has had the opportunity to negotiate the terms and conditions of this Agreement and the Contemplated Transactions and that the representations and warranties in this Agreement cover all of the material topics on which it is making its decision to proceed with the consummation of the Contemplated Transactions.

(b) In connection with Parent’s and Purchaser’s investigation of the Company, each of Parent and Purchaser may have received from the Company and its Representatives certain projections and other forecasts and certain business plan information of the Company and its Subsidiary. Each of Parent and Purchaser acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that each of Parent and Purchaser is familiar with such uncertainties, that each of Parent and Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that, without limiting the representations and warranties contained in Article IV, each of Parent, Purchaser, and their Representatives will have no claim against any Person with respect thereto. Accordingly, each of Parent and Purchaser acknowledges that, without limiting the generality of this Section 5.13(b), and without limiting the representations and warranties contained in Article IV, neither the Company nor any Person acting on behalf of the Company has made any representation or warranty with respect to such projections and other forecasts and plans.

Section 5.14. Other Agreements. Parent and Purchaser have disclosed to the Company all contracts, agreements, or understandings (and, with respect to those that are written, Parent and Purchaser has furnished to the Company correct and complete copies thereof) between or among Parent, Purchaser, or any Affiliate of Parent, on the one hand, and any member of the Company Board or officers of the Company or its Subsidiary, on the other hand.

Section 5.15. No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE V OF THIS AGREEMENT OR IN ANY CERTIFICATE, INSTRUMENT OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, NEITHER PARENT NOR PURCHASER MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AND EACH OF PARENT AND PURCHASER HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY.

ARTICLE VI

COVENANTS

Section 6.1. Covenants of the Company

(a) Except (i) as set forth in Section 6.1(a) of the Company Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted or required by this Agreement or (iv) with the prior written consent of Parent (which consent will not be unreasonably delayed, withheld or conditioned), from the date of this Agreement until the earlier of the Acceptance Time or the date this Agreement is terminated (the “Pre-Closing Period”), the Company will, and will cause its Subsidiary to, use commercially reasonable efforts (A) to carry on its business in the ordinary course of business, (B) to preserve intact its current business organization, (C) to keep available the services of its current officers, employees and consultants and (D) to preserve its relationships with suppliers, partners, licensors, licensees and others having business dealings with it.

(b) Without limiting the generality of Section 6.1(a), during the Pre-Closing Period and except (i) as set forth in Section 6.1(b) of the Company Disclosure Letter, (ii) as required by applicable Law or (iii) as expressly permitted or required by this Agreement, the Company will not and will cause its Subsidiary not to, without the prior written consent of Parent (which consent will not be unreasonably delayed, withheld or conditioned):

(i) (A) declare, set aside or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of its capital stock or (B) directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any Company Security except, in each case, (1) for the declaration and payment of dividends or distributions by the Company’s Subsidiary solely to the Company, (2) as a result of net share settlement of such Company Equity Award or to satisfy the exercise price or withholding Tax obligations in respect of any Company Equity Award or (3) any forfeitures or repurchases of any Company Equity Awards;

(ii) issue, sell, pledge, dispose of or otherwise encumber, or authorize the issuance, sale, pledge, disposition or other encumbrance of, (A) any shares of capital stock or other ownership interest in the Company or its Subsidiary, (B) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, (C) any phantom equity or similar contractual rights or (D) any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities except, in each case: (1) for issuances of Class A Shares in respect of (x) Company Equity Awards outstanding on the date of this Agreement or issued in accordance with the terms of this Agreement or (y) the operation of the Company ESPP in accordance with its terms and this Agreement, or (2) for transactions solely between the Company and its Subsidiary;

(iii) except as required by applicable Law or the terms of a Company Plan or as permitted under Section 6.1(b)(v), (A) increase the wages, salary or other compensation and benefits with respect to any of the Company’s or its Subsidiary’s officers, employees or other individual service providers, (B) establish, adopt, enter into, amend in any material respect or terminate any material Company Plan (or any plan, agreement or other arrangement that would be a material Company Plan if in existence on the date hereof), (C) grant or promise to grant any severance, Company Equity Awards, incentive, change in control, retention bonus, transaction bonus or any similar compensation or benefits, or (D) accelerate the payment or vesting of any compensation or benefits payable or to become payable to any of the Company’s or its Subsidiary’s officers, employees or other individual service providers;

(iv) adopt, enter into, negotiate or amend any collective bargaining agreement or similar Contract with any labor union, trade union, works council, employee’s association or other similar employee representative body;

(v) (A) hire any officer or employee or engage any individual service provider, except in the ordinary course of business with respect to any officer or employee whose title is below the level of Senior Director or any individual service provider whose hourly rate does not exceed $600 or whose aggregate contract amount does not exceed $40,000, except consistent with the budget and hiring plan previously disclosed to Parent prior to the date of this Agreement; (B) promote any officer, employee or any individual service provider, or (C) terminate (other than for cause) the employment or service of any officer, employee, or individual service provider, except in the ordinary course of business with respect to any officer or employee whose title is at or below the level of Senior Director or any individual service provider whose hourly rate does not exceed $600 or whose aggregate contract amount does not exceed $40,000;

(vi) amend, waive or terminate any of the Company Organizational Document or the comparable charter or organization documents of its Subsidiary, adopt a stockholders’ rights plan or similar arrangement or enter into any agreement with respect to the voting of its capital stock;

(vii) effect a recapitalization, reclassification of shares, stock split, reverse stock split, combination or similar transaction or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock;

(viii) adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring or recapitalization of the Company or its Subsidiary;

(ix) subject to clause (x), make any capital expenditures that are individually or in the aggregate in excess of $3,000,000 above amounts indicated in any capital expenditure budget provided to Parent prior to the date of this Agreement;

(x) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the material assets of any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets of any other Person, except for the purchase of materials from suppliers or vendors in the ordinary course of business;

(xi) except with respect to any intercompany arrangements, (A) incur, assume or become liable for any Indebtedness for borrowed money, issue or sell any debt securities, renew or extend any existing credit or loan arrangements, enter into any “keep well” or other agreement to maintain any financial condition of another Person or enter into any agreement or arrangement having the economic effect of any of the foregoing, not in excess of $5,000,000 that may be prepaid at any time without penalty; (B) make any loans or advances to any other Person (except for business and travel expenses to its employees and other service providers in the ordinary course of business), (C) make any capital contributions to, or investments in, any other Person or (D) repurchase, prepay or refinance any Indebtedness for borrowed money except in the ordinary course of business;

(xii) sell, transfer, license, sublicense, grant a covenant not to sue under, assign, mortgage, encumber or otherwise grant or incur any Lien (other than any Permitted Lien) on, or otherwise abandon, permit to lapse, modify, terminate, withdraw or dispose of (A) any tangible assets with a fair market value in excess of $4,000,000 in the aggregate or (B) any Owned Intellectual Property or Licensed Intellectual Property, except, in the case of clause (A), in the ordinary course of business or, in the case of clause (B), (x) with respect to non-exclusive licenses of Intellectual Property granted pursuant to the Company’s or its Subsidiary’s standard contracts in the ordinary course of business consistent with past practice that are incidental to the performance of such contracts and are for the sole purpose of the provision of services to the Company or its Subsidiary or (y) abandonment of non-material Owned Intellectual Property performed in the ordinary course of prosecution of such Intellectual Property in the exercise of the reasonable business judgment of Company’s management and legal counsel;

(xiii) commence any Action, except with respect to: (A) routine matters in the ordinary course of business; (B) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that the Company consults with Parent and considers the views and comments of Parent with respect to any such Action prior to commencement thereof); or (C) in connection with a breach of this Agreement or any other agreements contemplated hereby or to otherwise enforce the terms of this Agreement or any other agreements contemplated hereby;

(xiv) settle, compromise, satisfy, release, waive or compromise any Action or other claim (or threatened Action or other claim), other than (A) any Action relating to a breach of this Agreement or any other agreements contemplated hereby, (B) a settlement that results solely in a monetary obligation involving only the payment of monies by the Company (net of recoveries under insurance policies or indemnity obligations) of not more than $3,000,000 in the aggregate or (C) a settlement that results in no monetary obligation of the Company or the Company’s receipt of payment; provided, that no such settlement may involve any material injunctive or equitable relief, or impose material restrictions, on the business activities of the Company;

(xv) (A) forgive any loans to directors, officers, employees or any of their respective Affiliates or (B) enter into any transactions or Contracts with any Affiliates or other Person that would be required to be disclosed by the Company under Item 404 of Regulation S-K of the SEC;

(xvi) change its fiscal year, revalue any of its material assets or change any of its material financial, actuarial, reserving or Tax accounting methods or practices in any respect, except as required by GAAP or Law;

(xvii) (A) make, change or revoke any material Tax election with respect to the Company or its Subsidiary, (B) file any material amended Tax Return, (C) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), Tax allocation agreement or Tax sharing agreement (other than any commercial agreement entered into in the ordinary course of business that does not relate primarily to Taxes, such as leases, credit agreements and customer contracts) relating to or affecting any material Tax liability of the Company or its Subsidiary, (D) extend or waive the application of any statute of limitations regarding the assessment or collection of any material Tax with respect to the Company or its Subsidiary, (E) surrender any right to claim a material Tax refund, offset or other reduction in Tax liability of the Company or its Subsidiary, (F) settle or compromise any material Tax liability with respect to the Company or its Subsidiary, or (G) change in any material respect any of its methods of reporting income or deductions for income Tax purposes;

(xviii) waive, release or assign any material rights or claims under, or enter into, renew, materially amend, materially modify, exercise any material options or material rights of first offer or refusal under or terminate, any Company Material Contract; provided that without the prior written consent of Parent (which consent will not be unreasonably delayed, withheld or conditioned) in no event shall the Company or its Subsidiary be permitted to enter into any Contract that would be a Company Material Contract under Section 4.13(a)(iv), Section 4.13(a)(v), Section 4.13(a)(vii), Section 4.13(a)(ix) or Section 4.13(a)(xiv);

(xix) abandon, withdraw, terminate, suspend, abrogate, amend or modify in any material respect any Company Permits in a manner that would materially impair the operation of the business of the Company and its Subsidiary;

(xx) enter into a research or collaboration arrangement that contemplates material payments by or to the Company or its Subsidiary;

(xxi) participate in any scheduled meetings or scheduled teleconferences with, or correspond in writing, communicate or consult with the FDA or any similar Governmental Body without providing Parent (whenever feasible and to the extent permitted under applicable Law, and excluding routine administrative communications, or immaterial communications) with prior written notice promptly (and, in any event, within two (2) Business Days) after such event is scheduled and, within one (1) Business Day from the time such written notice is delivered, the opportunity to consult with the Company with respect to such correspondence, communication or consultation, in each case to the extent permitted by applicable Law;

(xxii) commence any clinical study of which Parent has not been informed prior to the date of this Agreement or, unless mandated by any Governmental Body, discontinue, terminate or suspend any ongoing clinical study;

(xxiii) knowingly engage in any dealings, directly or indirectly, with or on behalf of any Person or in any sanctioned country in violation of Sanctions;

(xxiv) enter into any new line of business;

(xxv) authorize, agree or commit to take any of the actions described in clauses (i) through (xxiv) of this Section 6.1(b).

(c) The Company shall, and shall cause its Subsidiary to, take each of the actions set forth on Section 6.1(c) of the Company Disclosure Letter.

Section 6.2. Access to Information; Confidentiality.

(a) From and after the date of this Agreement until the earlier of the Acceptance Time and the termination of this Agreement in accordance with its terms, the Company will use commercially reasonable efforts, upon reasonable advance notice, and subject to applicable governmental restrictions and recommendations, to (i) give Parent and Purchaser and their respective Representatives, at Parent’s expense, reasonable access during normal business hours (under the supervision of appropriate Company personnel and in a manner that does not unreasonably interfere with normal business operations of the Company) to relevant employees and facilities and to relevant books, contracts, records and other documents and information of the Company and its Subsidiary, (ii) permit Parent and Purchaser to make such non-invasive inspections as they may reasonably request and (iii) cause its and its Subsidiary’s officers to furnish

Parent and Purchaser with such financial and operating data and other information with respect to the business, properties, and personnel of the Company as Parent or Purchaser may from time to time reasonably request; provided, however, that any such access will be afforded and any such information will be furnished at Parent’s expense; provided, further, that the purpose of any such access, in the case of clause (i), or any such request, in the case of clauses (ii) or (iii), will be limited to the integration of the Company, its Subsidiary, and their respective businesses, on the one hand, with Parent, Parent’s Subsidiaries, and their respective businesses, on the other hand, and facilitating the consummation of the Contemplated Transactions.

(b) Information obtained by Parent or Purchaser pursuant to Section 6.2(a) will constitute “Confidential Information” under the Confidentiality Agreement and will be subject to the provisions of the Confidentiality Agreement.

(c) Nothing in Section 6.2(a) requires the Company to provide any access, permit any inspection, or to disclose any information in connection with any dispute or Action among the parties hereto or that in the reasonable judgment of the Company (i) would violate any of its or its Affiliates’ respective obligations to third parties other than its Representatives with respect to confidentiality, (ii) would result in a violation of applicable Law, (iii) would result in loss of legal protection, including the attorney-client privilege and work product doctrine or (iv) relates to consideration of the Contemplated Transactions, any Acquisition Proposal or any Intervening Event (which shall be governed by Section 6.3); provided that the Company will use its commercially reasonable efforts to obtain any required consents for the disclosure of such information and take such other reasonable action (including entering into a joint defense agreement or similar arrangement to avoid loss of attorney-client privilege) with respect to such information as is necessary to permit disclosure to Parent without (x) jeopardizing such attorney-client privilege or work product doctrine or (y) violating applicable Law or any of the Company’s or its Affiliates’ respective obligations with respect to confidentiality, as applicable.

Section 6.3. Acquisition Proposals.

(a) The Company will not, will cause its Subsidiary and its and its Subsidiary’s directors and officers not to, and will instruct (and shall not authorize) its and its Subsidiary’s other Representatives not to: (i) directly or indirectly, solicit, initiate, propose or knowingly induce the making, submission or announcement of, or knowingly encourage, facilitate or assist in the submission of any proposal or offer with respect to, that constitutes or would reasonably be expected to lead to any Acquisition Proposal; (ii) directly or indirectly, participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal (or inquiries, proposals or offers that would reasonably be expected to lead to any Acquisition Proposal); (iii) provide any non-public information to, or afford access to the business, properties, assets, books or records of the Company or its Subsidiary to, any Person (other than Parent, Purchaser, or any designees of Parent or Purchaser) in connection with any Acquisition Proposal; (iv) approve, endorse or recommend an Acquisition Proposal; or (v) approve, endorse or recommend any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of the DGCL. The Company will (A) immediately cease, and cause its Subsidiary, and instruct its and their respective Representatives, to immediately cease, any discussions, communications or negotiations with any Person (other than Parent and Purchaser and their respective Representatives) in connection with an Acquisition Proposal (or proposals or offers that would reasonably be expected to lead to an Acquisition Proposal) by such Person, in each case, that exists as of the date of this Agreement, (B) terminate all access of any Person (other than Parent and Purchaser and their respective Representatives) to any electronic data room maintained by the Company with respect to any Acquisition Proposal and (C) promptly (and in any event within two (2) Business Days) following the date hereof, request the return or destruction of all non-public information concerning the Company or its Subsidiary theretofore furnished to any such Person (other than Parent and Purchaser and their respective Representatives) with whom a confidentiality agreement was entered into at any time prior to the date hereof with respect to an Acquisition Proposal. From and after the date hereof, the Company will be required to enforce, and will not be permitted to waive, terminate or modify, any provision of any standstill or similar provision that prohibits or purports to prohibit a proposal being made to the Company Board (or any committee thereof) unless the Company Board (or any committee thereof) has determined in good faith, after consultation with its financial advisors and outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law. Following any Notice Period under Section 6.3(e)(i) or Section 6.3(e)(ii) which results in an executed amendment to the terms of this Agreement, the Company shall be required to perform its obligations again under this Section 6.3(a) promptly (and in any event within two (2) Business Days) following the execution of any such amendment. Notwithstanding any other provision of this Agreement, the Company and its Representatives may (A) seek to clarify and understand the terms and conditions of any inquiry or proposal made by any Person solely to determine whether such inquiry or proposal constitutes an Acquisition Proposal and (B) inform a Person that has made or, to the Knowledge of the Company, is considering making an Acquisition Proposal of the provisions of this Section 6.3 (but not to engage in negotiations about the terms of such Acquisition Proposal).

(b) Notwithstanding Section 6.3(a) or any other provision of this Agreement, if at any time following the date of this Agreement and prior to the Acceptance Time, (i) the Company has received a written Acquisition Proposal that did not result from a material breach of Section 6.3(a) and (ii) the Company Board or a committee thereof determines, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or is reasonably likely to lead to or result in a Superior Proposal, and that the failure to take the following actions would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, then the Company may (A) furnish information with respect to the Company and its Subsidiary to the Person making such Acquisition Proposal and its Representatives and (B) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; provided, that, (1) the Company will not, and will instruct its Representatives not to, disclose any material non-public information to such Person unless the Company has (x) has entered into a confidentiality agreement with such Person existing as of the date of this Agreement or (y) first enters into a confidentiality agreement with such Person with terms governing confidentiality that, taken as a whole, are not in any material respect less restrictive to the other Person than those contained in the Confidentiality Agreement; provided, further, that such confidentiality agreement need not include (and, in the case of (x), the Company may waive any existing) explicit or implicit standstill provisions that would restrict the making of or amendment or modification to an Acquisition Proposal, and (2) the Company will, as promptly as reasonably practicable, and in any event within twenty-four (24) hours, provide or make available to Parent any information concerning the Company or its Subsidiary provided or made available to such other Person that was not previously provided or made available to Parent or Purchaser.

(c) The Company will promptly (and in any event within twenty-four (24) hours) notify Parent of the receipt by the Company of any Acquisition Proposal or written indication by any Person that it is considering making an Acquisition Proposal. The Company will provide Parent promptly (and in any event within such twenty-four (24) hour period) the financial and other material terms and conditions of any such Acquisition Proposal including, if applicable, copies of any written proposals or offers, including proposed agreements and documentation relating thereto and the identity of the Person making any such Acquisition Proposal, and any subsequent amendments or modifications thereto that amend the financial and other material terms thereof. The Company will keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal (including any subsequent material changes to the terms or conditions thereof) on a prompt basis (and in any event within twenty-four (24) hours), and will provide Parent with a copy of any written correspondence, documents or agreements delivered to or by the Company or its Representatives that amend the material terms thereof (or, if not delivered in writing, a summary of any such material amendments) and reasonably inform Parent of any continuing discussions.

(d) The Company Board and each committee thereof will not, subject to the terms and conditions of this Agreement, (i) approve or recommend, or propose publicly to approve or recommend, or authorize, cause or permit the Company to enter into any letter of intent, memorandum of understanding, acquisition agreement, merger agreement, or similar definitive agreement (other than a confidentiality agreement referred to and entered into in compliance with Section 6.3(b)) relating to, or that would be reasonably expected to lead to, any Acquisition Proposal (an “Alternative Acquisition Agreement”) or (ii) make a Change of Board Recommendation.

(e) Notwithstanding Section 6.3(d) or any other provision of this Agreement, prior to the Acceptance Time:

(i) the Company may terminate this Agreement to enter into an Alternative Acquisition Agreement if (A) the Company receives an Acquisition Proposal that did not result from a material breach of Section 6.3(a) and that the Company Board or a committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes a Superior Proposal; (B) the Company has notified Parent in writing that it intends to terminate this Agreement to enter into such Alternative Acquisition Agreement, (C) the Company has negotiated, and caused its Representatives to negotiate, in good faith with Parent during the Notice Period to permit Purchaser to propose revised terms of this Agreement such that the Acquisition Proposal that is subject of the Determination Notice no longer continues to constitute a Superior Proposal (if such negotiation is desired by Parent), and (D) no earlier than the end of the Notice Period, the Company Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, after taking into consideration the terms of any proposed amendment or modification to this Agreement that Parent has irrevocably committed to make during the Notice Period, that the Acquisition Proposal that is subject of the Determination Notice continues to constitute a Superior Proposal and that the failure to terminate this Agreement to enter into such Alternative Acquisition Agreement would be inconsistent with its fiduciary duties under applicable Law;

(ii) the Company Board or a committee thereof may make a Change of Board Recommendation in response to an Acquisition Proposal if, and only if (A) the Company receives an Acquisition Proposal that did not result from a material breach of Section 6.3(a) and that the Company Board or a committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes a Superior Proposal, (B) the Company has notified Parent in writing that it intends to effect such Change of Board Recommendation, (C) the Company has negotiated, and caused its Representatives to negotiate, in good faith with Parent during the Notice Period to permit Parent to propose revised terms of this Agreement such that the Acquisition Proposal that is subject of the Determination Notice no longer continues to constitute a Superior Proposal (if such negotiation is desired by Parent), and (D) no earlier than the end of the Notice Period, the Company Board or a committee thereof determines in good faith after consultation with its financial advisors and outside legal counsel, after taking into consideration any changes to this Agreement that Parent has irrevocably committed to make during the Notice Period, that the Acquisition Proposal that is subject of the Determination Notice continues to constitute a Superior Proposal and that the failure to make such Change of Board Recommendation would be inconsistent with its fiduciary duties under applicable Law; and

(iii) other than in connection with an Acquisition Proposal, the Company Board or a committee thereof may make a Change of Board Recommendation in response to an Intervening Event if, and only if, (A) the Company has notified Parent in writing that it intends to effect a Change of Board Recommendation, (B) the Company has negotiated, and caused its Representatives to negotiate, in good faith with Parent during the Notice Period to permit Parent to propose revised terms of this Agreement (if such negotiation is desired by Purchaser), and (C) no earlier than the end of the Notice Period, the Company Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, after considering the terms of any proposed amendment or modification to this Agreement that Parent has irrevocably committed to make during the Notice Period, that the failure to effect such Change of Board Recommendation in response to such Intervening Event would be inconsistent with its fiduciary duties under applicable Law.

The provisions of this Section 6.3(e) apply to any amendment to the financial terms or other material terms of any applicable Superior Proposal with respect to Section 6.3(e)(i) and Section 6.3(e)(ii) and require a revised Determination Notice and a new Notice Period pursuant to Section 6.3(e)(i)(C) or Section 6.3(e)(ii)(C), as the case may be and (y) any material change to the facts and circumstances relating to any Intervening Event with respect to Section 6.3(e)(iii) and require a revised Determination Notice and a new Notice Period pursuant to Section 6.3(e)(iii)(B).

(f) Nothing contained in this Agreement prohibits (i) the Company Board or a committee thereof from (A) taking and disclosing to the holders of Shares a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act or (B) making any public statement if the Company Board or a committee thereof determines in good faith, after consultation with its outside legal counsel, that the failure to make such statement would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law or (ii) the Company or the Company Board from making any disclosure required under the Exchange Act; provided, that, this Section 6.3(f) shall not permit the Company Board to make a Change of Board Recommendation, except to the extent permitted by Section 6.3(e) (it being understood that: (x) any “stop, look and listen” letter or similar communication limited to the information described in Rule 14d-9(f) under the Exchange Act and (y) any disclosure of information to the holders of Shares that only describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto and contains a statement that the Company Board has not effected a Change of Board Recommendation shall be deemed not to be a Change of Board Recommendation).

(g) The Company shall inform its Representatives with respect to the Contemplated Transactions of the provisions of this Section 6.3. The Company acknowledges and agrees that, for purposes of determining whether a breach of this Section 6.3 has occurred, the actions of the Company’s Subsidiary and its and the Company’s Subsidiary’s respective Representatives shall be deemed to be the actions of the Company, and the Company shall be responsible for any breach of this Section 6.3 by its Subsidiary and the Company’s and its Subsidiary’s respective Representatives.

Section 6.4. Employment and Employee Benefits Matters.

(a) Parent will, and will cause the Surviving Corporation and each of its other Affiliates to, for no less than the one (1)-year period following the Effective Time (or, if shorter, from the date hereof until the individual’s employment termination date), maintain for each individual employed by the Company or its Subsidiary at the Effective Time (each, a “Current Employee”) (i) base compensation and target annual cash incentive compensation opportunities that are, in each case, at least as favorable as those provided to the Current Employee as of immediately prior to the Effective Time, (ii) employee benefits (excluding any equity or equity-based, retention, change in control, transaction-based, long-term incentive, defined benefit pension benefits, non-qualified deferred compensation or retiree welfare benefits (collectively, the “Excluded Benefits”)) that are at least as favorable, in the aggregate, as the employee benefits (excluding the Excluded Benefits) provided to the Current Employee as of immediately prior to the Effective Time (or, if the Current Employee is transitioned onto any employee benefit plan sponsored by Parent or one of its Subsidiaries, then such Current Employee shall be provided with employee benefits under each such Parent employee benefit plan that are at least as favorable as those provided to similarly situated employees of Parent and its Subsidiaries other than the Surviving Corporation and its Subsidiaries), and (iii) severance benefits that are at least as favorable as the severance benefits provided pursuant to any Company Plan in effect as of the date hereof and set forth on Section 6.4(a)(iii) of the Company Disclosure Letter. Each of the Company, Parent and Purchaser acknowledges that the occurrence of the Effective Time will constitute a “change in control” (or other similar term) of the Company under the terms of the Company Plans containing provisions triggering payment, vesting or other rights upon a change in control or similar transaction.

(b) Prior to the Acceptance Time, the Company may pay to each Current Employee a bonus in such amount as is determined by the Company Board (or a committee of the Company Board) within the parameters disclosed in Section 6.4(b) of the Company Disclosure Letter.

(c) Parent will, and will cause the Surviving Corporation to, cause service rendered by Current Employees to the Company and its Subsidiary prior to the Effective Time to be taken into account for purposes of vesting and eligibility to participate under all employee benefit plans of Parent, the Surviving Corporation and its Subsidiaries (excluding any such plan providing for Excluded Benefits), to the same extent as such service was taken into account under the corresponding Company Plan immediately prior to the Effective Time for those purposes; provided, that, the foregoing will not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. Without limiting the generality of the foregoing, Parent will use reasonable best efforts to not, and will cause the Surviving Corporation to use reasonable best efforts to not subject the Current Employees to any eligibility requirements, waiting periods, actively-at-work requirements, evidence of insurability requirements, or pre-existing condition limitations under any employee benefit plan of Parent, the Surviving Corporation or its Subsidiaries for any condition for which they would have been entitled to coverage under the corresponding Company Plan in which they participated prior to the Effective Time. Parent will, and will cause the Surviving Corporation to use reasonable best efforts to give such Current Employees credit under any such employee benefit plans for any eligible expenses incurred by the Current Employees and their covered dependents under a Company Plan during the portion of the year prior to the Effective Time for purposes of satisfying all co-payment, co-insurance, deductibles, maximum out-of-pocket requirements, and other out-of-pocket expenses applicable to such Current Employees and their covered dependents in respect of the remainder of the plan year in which the Effective Time occurs.

(d) Effective no later than the day immediately preceding the Effective Time, the Company shall terminate, contingent on the occurrence of the Effective Time, any Company Plans maintained by the Company or its Subsidiary intended to constitute an arrangement under Section 401(k) of the Code (the “Company 401(k) Plan”) that Parent has requested to be terminated by providing a written notice to the Company at least ten (10) days prior to the Effective Time; provided, that such Company Plans can be terminated in accordance with their terms and applicable Law without any adverse consequences with respect to the Company or its Subsidiary. No later than the day immediately preceding the Effective Time, the Company shall provide Parent with evidence that each such Company Plan has been terminated, contingent on the occurrence of the Effective Time. If the Company 401(k) Plan is terminated pursuant to this Section 6.4(d), Parent shall take all actions necessary to permit each Current Employee who participated in such Company Plan as of the Closing Date to make an eligible rollover (as described in Section 402(c) of the Code) of his or her account balance (including promissory notes evidencing any outstanding loans) into a defined contribution plan intended to constitute an arrangement under Section 401(k) of the Code maintained by Parent, a Subsidiary thereof, or the Surviving Corporation (the “Parent 401(k) Plan”) as soon as administratively practicable following the Effective Time. If the Company 401(k) Plan is terminated pursuant to this Section 6.4(d), the Company and Parent shall cooperate in good faith to work with the Company 401(k) Plan and Parent 401(k) Plan recordkeepers to develop a process and procedure for effecting the in-kind direct rollover of promissory notes evidencing participant loans from the Company 401(k) Plan to the Parent 401(k) Plan. If the Company 401(k) Plan is terminated pursuant to this Section 6.4(d), each Current Employee who was eligible to participate in the Company 401(k) as of immediately prior to the Closing shall be eligible to participate in the Parent 401(k) Plan as of the Effective Time.

(e) Between the date hereof and the Effective Time, any broad-based written notices or communication materials (including website postings) from the Company or its Subsidiary to any of their respective employees regarding the Contemplated Transactions or the compensation and benefits matters set forth in this Agreement shall be subject to prior review and timely comment by Parent (which comments shall be considered by the Company and incorporated in good faith by the Company); provided, that, (x) materials that are substantially similar in form and substance to materials previously reviewed by Parent shall not be subject to additional review and comment and (y) nothing in this Section 6.4(e) shall limit or restrict the Company’s ability to make any communication required by ERISA or the Code.

(f) Without limiting the generality of Section 9.6, no provision of this Agreement (i) prohibits Parent or the Surviving Corporation from amending or terminating any individual Company Plan or any other employee benefit plan in accordance with its terms, and shall not be deemed an amendment or modification of the same, (ii) requires Parent or the Surviving Corporation to keep any Person employed or engaged for any period of time, (iii) constitutes the establishment or adoption of, or amendment to, any Company Plan or other employee benefit plan sponsored or maintained by Parent or its Affiliates or (iv) confers upon any Current Employee or any other Person or service provider any third-party beneficiary or similar rights or remedies.

Section 6.5. Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and Purchaser will cause the Surviving Corporation’s certificate of incorporation and bylaws to contain provisions no less favorable with respect to indemnification, advancement of expenses, and exculpation from liabilities of present and former directors, officers, and employees of the Company than are currently provided in the Company Organizational Documents, which provisions may not be amended, repealed, or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until the later of (i) the expiration of the statue of limitations applicable to such matters and (ii) six (6) years from the Effective Time, and in the event that any Action is pending or asserted or any claim made during such period, until the disposition of any such Action or claim, unless such amendment, modification, or repeal is required by applicable Law, in which case Parent will, and will cause the Surviving Corporation to, make such changes to the certificate of incorporation and the bylaws as to have the least adverse effect on the rights of the individuals referenced in this Section 6.5.

(b) Without limiting any additional rights that any Person may have under any agreement or Company Plan, from and after the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless each present (as of the Effective Time) or former director or officer of the Company (each, together with such Person’s heirs, executors, administrators, or Affiliates, an “Indemnified Party”), against all obligations to pay a judgment, settlement, or penalty and reasonable expenses incurred in connection with any Action, whether civil, criminal, administrative, arbitrative, or investigative, and whether formal or informal, arising out of or pertaining to any action or omission or the fact that the Indemnified Party is or was an officer, director, employee, Affiliate, fiduciary, or agent of the Company or its Subsidiary, or of another entity if such service was at the request of the Company, whether asserted or claimed prior to, at, or after the Effective Time, to the fullest extent permitted under applicable Law. In the event of any such Action, Parent shall cause the Surviving Corporation to advance to each Indemnified Party reasonable expenses incurred in the defense of the Action, including reasonable attorneys’ fees (provided that any Person to whom expenses are advanced will have provided, to the extent required by the DGCL, an undertaking to repay such advances if it is finally determined that such Person is not entitled to indemnification).

(c) Notwithstanding anything to the contrary in this Agreement, the Company may purchase prior to the Effective Time, and if the Company does not purchase prior to the Effective Time, the Surviving Corporation will purchase at or after the Effective Time, a tail policy under the current directors’ and officers’ liability insurance policies maintained at such time by the Company, which tail policy (i) will be effective for a period from the Effective Time through and including the date six (6) years after the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time and (ii) will contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies; provided, that, the aggregate cost for such tail policy may not be in excess of three hundred percent (300%) of the last annual premium paid prior to the Effective Time. Parent will cause such policy to be maintained in full force and effect for their full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

(d) Without limiting any of the rights or obligations under this Section 6.5, from and after the Effective Time, the Surviving Corporation will keep in full force and effect, and will comply with the terms and conditions of, any agreement in effect as of the date of this Agreement between or among the Company or its Subsidiary and any Indemnified Party providing for the indemnification of such Indemnified Party, in each case, to the extent set forth on Section 6.5(d) of the Company Disclosure Letter, and Parent hereby guarantees the obligations of the Surviving Corporation pursuant to such agreements.

(e) This Section 6.5 will survive the consummation of the Merger and is intended to benefit, and is enforceable by, any Person or entity referred to in this Section 6.5. The indemnification and advancement provided for in this Section 6.5 is not exclusive of any other rights to which the Indemnified Party is entitled whether pursuant to Law, Contract, or otherwise. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity resulting from such consolidation or merger or (ii) transfers all or a majority of its properties and assets to any Person, then, and in each such case, Parent will make proper provisions such that the successors and assigns of the Surviving Corporation assume the applicable obligations set forth in this Section 6.5.

Section 6.6. Further Action; Efforts.

(a) Subject to the terms and conditions of this Agreement, prior to the Effective Time, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate the Offer, the Merger and the other Contemplated Transactions as promptly as possible and, in any event, by or before the Outside Date. Notwithstanding anything in this Agreement to the contrary, the parties hereto agree to, or to cause their ultimate parent entity (as such term is defined in the HSR Act) to, (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act as promptly as practicable and in any event within ten (10) Business Days after the date of this Agreement; and (ii) to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act.

(b) Parent and the Company shall, jointly direct, devise and implement the strategy for obtaining any necessary approval of, for responding to any request from, inquiry or investigation by (including coordinating with the Company with respect to the timing, nature and substance of all such responses), and in connection with all meetings and communications (including any negotiations) with, any Governmental Body that has authority to enforce the HSR Act or any foreign Antitrust Laws, including determining whether to pull and refile, on one or more occasions, any filing made under the HSR Act or any foreign Antitrust Laws in connection with the Contemplated Transactions. Without limiting the foregoing, the parties also will consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, and proposals made or submitted by or on behalf of such party in connection with proceedings under or relating to any Antitrust Laws, including (A) to give each other reasonable advance notice of all meetings with any Governmental Body relating to any Antitrust Laws, (B) to the extent practicable, to give each other an opportunity to participate in each of such meetings, (C) to give each other reasonable advance notice of all substantive oral communications with any Governmental Body relating to any Antitrust Laws, (D) if any Governmental Body initiates a substantive oral communication regarding any Antitrust Laws, to promptly notify the other party of the substance of such communication, (E) to provide each other with a reasonable advance opportunity to review and comment upon all substantive written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Body regarding any Antitrust Laws and (F) to provide each other with copies of all written communications to or from any Governmental Body relating to any Antitrust Laws. Any such disclosures or provision of copies by one party to the other may be made on an outside counsel basis, if appropriate.

(c) Notwithstanding anything in this Agreement to the contrary, Parent shall, and shall cause each of its Subsidiaries and Affiliates to, use its reasonable best efforts to take any and all actions necessary to obtain any consents, clearances, or approvals required under or in connection with Antitrust Laws to enable all waiting periods under applicable Antitrust Laws to expire, and to avoid or eliminate impediments under applicable Antitrust Laws asserted by any Governmental Body, in each case, to cause the Merger to occur as promptly as possible and, in any event, by or before the Outside Date, including (i) promptly complying with any requests for additional information (including any second request) by any Governmental Body and (ii) contesting, defending, and appealing any threatened or pending preliminary or permanent injunction or other order, decree, or ruling or statute, rule, regulation, or executive order that would adversely affect the ability of any party hereto to consummate the Offer and the Merger and taking other actions to prevent the entry, enactment, or promulgation thereof. Furthermore, Parent shall not, and shall cause each of its Subsidiaries and Affiliates not to, acquire or agree to acquire any assets, business or any Person, whether by merger, consolidation, licensing, purchasing a substantial portion of the assets of or equity in any Person, if such assets, business or Person has a product or product candidate engaged in clinical trials, the results of which, together with prior information concerning such product or product candidate, are intended to be support in establishing that such product or product candidate is safe and effective for its intended indication, and that are directed at the treatment of non-small cell lung cancer with actionable genetic mutations, and if the entering into of a definitive agreement relating to, or the consummation of, such transaction may be expected to prevent or delay beyond the Outside Date the consummation of the Offer or the Merger as a result of the failure to obtain any consent of any Governmental Body under any Antitrust Laws necessary to consummate the Offer or the failure to obtain the expiration or termination of any applicable waiting period. Parent shall pay all filing fees under the HSR Act and other Antitrust Laws.

(d) Without limiting the obligations in clauses (a) and (c) of this Section 6.6, in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Body challenging the Offer or the Merger, each of Parent, Purchaser and the Company will cooperate in all respects with each other and will use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction, decision, or other order, whether temporary, preliminary, or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Offer or the Merger.

(e) Prior to the Acceptance Time, each party will use commercially reasonable efforts to obtain any consents, approvals, or waivers of third parties with respect to any Contracts to which it is a party as may be necessary for the consummation of the Contemplated Transactions or required by the terms of any Contract as a result of the execution, performance, or consummation of the Contemplated Transactions; provided, that, in no event will Parent, the Company or their respective Subsidiaries be required to pay, prior to the Effective Time, any fee, penalty, or other consideration or make any other accommodation to any third party to obtain any consent, approval, or waiver required with respect to any such Contract.

Section 6.7. Public Announcements. The Company will not, and will cause its Subsidiary to not, and Parent will not, and will cause each of its Subsidiaries to not, issue any press release or announcement concerning the Contemplated Transactions without the prior consent of the other (which consent may not be unreasonably withheld, conditioned, or delayed), except any release or announcement required by applicable Law or any rule or regulation of the New York Stock Exchange, the London Stock Exchange, Nasdaq or any other stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement will use commercially reasonable efforts to allow each other party reasonable time in advance of such issuance to comment on the portion of such release or announcement that concerns the Contemplated Transactions; it being understood that the final form and content of any such release or announcement, to the extent so required, will be at the final discretion of the disclosing party. The restrictions of this Section 6.7 do not apply to communications by the Company in connection with, or following, an Acquisition Proposal or a Change of Board Recommendation made in compliance with Section 6.3 or any or any communication by Parent or Purchaser in response to any such action by the Company, or any dispute or Action among the parties to this Agreement. Notwithstanding the foregoing, each party may, without complying with the foregoing obligations, make any press release or announcement to the extent that such press release or announcement is consistent with a previous press release or announcement made in compliance with this Section 6.7.

Section 6.8. Approval of Compensation Actions. Prior to the Acceptance Time, the Compensation Committee of the Company Board will take all such actions as may be required to approve, as an employment compensation, severance, or other employee benefit arrangement in accordance with Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, any and all Compensation Actions taken after January 1 of the current fiscal year and prior to the Acceptance Time that have not already been so approved. For the purposes of this Agreement, “Compensation Action” means any (a) granting by the Company or its Subsidiary to any present or former director or officer of any increase in compensation or benefits or of the right to receive any severance or termination compensation or benefit; (b) entry by the Company or its Subsidiary into any employment, consulting, indemnification, termination, change of control, non-competition, or severance agreement with any present or former director or officer, or any approval, amendment, or modification of any such agreement; or (c) approval of, amendment to, or adoption of any Company Plan.

Section 6.9. Purchaser Stockholder Approval. Parent shall, immediately following execution of this Agreement, adopt this Agreement in its capacity as sole stockholder of Purchaser in accordance with applicable Law and the certificate of incorporation and bylaws of Purchaser and deliver evidence thereof to the Company.

Section 6.10. No Control of the Company’s Business. Nothing contained in this Agreement gives Parent or Purchaser, directly or indirectly, the right to control or direct the Company’s or its Subsidiary’s operations prior to the Effective Time. Prior to the Effective Time, the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiary’s respective operations.

Section 6.11. Operations of Purchaser. Prior to the Effective Time, Purchaser will not engage in any other business activities and will not incur any liabilities or obligations other than as contemplated herein or incident to its formation. Parent shall take all actions necessary to cause Purchaser to perform its obligations in accordance with this Agreement including, subject to the terms and conditions of this Agreement, to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 6.12. Ownership of Company Securities. Prior to the Acceptance Time, Parent will not, and will cause each of its Subsidiaries to not, own (directly or indirectly, beneficially or of record) any Company Securities, and none of Parent, Purchaser, or their respective Affiliates will hold any rights to acquire any Company Securities except pursuant to this Agreement. Notwithstanding anything to the contrary contained herein, the prohibitions set forth in this Section 6.12 will not apply to any investment in any securities of the Company by or on behalf of any pension or employee benefit plan or trust, including (a) any direct or indirect interests in portfolio securities held by an investment company registered under the Investment Company Act of 1940 or (b) interests in securities comprising part of a mutual fund or broad based, publicly traded market basket, or index of stocks approved for such a plan or trust in which such plan or trust invests and, in all cases, over which Parent, Purchaser, or their respective Subsidiaries exercise no investment discretion and provided such beneficial ownership does not result in an obligation by Parent, Purchaser, or their respective Subsidiaries to file or amend a Schedule 13D pursuant to the Exchange Act.

Section 6.13. Stockholder Litigation. The Company will promptly (and in no event later than forty-eight (48) hours) notify Parent of actions, suits, or claims instituted against the Company, its Subsidiary or any of their respective directors or officers relating to this Agreement or the Contemplated Transactions (“Stockholder Litigation”). Parent will have the right to participate in the defense of any such Stockholder Litigation, the Company will consult with Parent regarding the defense of any such Stockholder Litigation and give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with such Stockholder Litigation (and shall give due consideration to Parent’s comments and other advice with respect to such Stockholder Litigation), and the Company will not settle or compromise any Stockholder Litigation without the prior written consent of Parent, not to be unreasonably withheld, delayed, or conditioned.

Section 6.14. Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Parent and Purchaser, on the other hand, shall give prompt notice to the other of it having obtained knowledge of (i) any event, condition, change, occurrence or development of a state of facts that would reasonably be expected to cause the failure of any of the Offer Conditions or any of the conditions set forth in Article VII or (ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with any of the Contemplated Transactions; provided that the delivery of any notice pursuant to this Section 6.14 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided, further, that the failure of the Company or Parent and Purchaser to deliver any notice required by this Section 6.14, in and of itself, shall not give rise to the failure of any the Offer Conditions or any of the conditions set forth in Article VII or give rise to any termination rights under Article VIII; provided, further, that nothing in the immediately preceding proviso shall be construed to limit the effect of any underlying matter for which such notice was required, whether individually or in the aggregate, on the satisfaction of any Offer Condition or the availability of any such termination right.

Section 6.15. Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and its board of managers and the Company and the members of the Company Board shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Contemplated Transactions.

Section 6.16. Deregistration; Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Law and rules and policies of Nasdaq to cause the delisting of the Company and of the Company Class A Common Stock from Nasdaq as promptly as practicable after the Effective Time and deregistration of the Company Class A Common Stock under the Exchange Act as promptly as practicable after such delisting, and in any event no more than ten (10) days after the Closing Date.

ARTICLE VII

CONDITIONS OF MERGER

Section 7.1. Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) No order, injunction or decree issued by any Governmental Body of competent jurisdiction preventing the consummation of the Merger is in effect. No statute, rule, regulation, order, injunction, or decree has been enacted, entered, promulgated, or enforced (and continue to be in effect) by any Governmental Body of competent jurisdiction that prohibits or makes illegal the consummation of the Merger.

(b) Purchaser has irrevocably accepted for purchase the Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1. Termination by Mutual Agreement. This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by mutual written consent of Parent and the Company.

Section 8.2. Termination by Either Parent or the Company. This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by Parent or the Company if:

(a) any court of competent jurisdiction or other Governmental Body of competent jurisdiction has issued a final order, decree, or ruling, or taken any other final action permanently restraining, enjoining, or otherwise prohibiting the Offer or the Merger, and such order, decree, ruling, or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(a) will not be available to any party if the breach by such party of Section 6.6 is the principal cause of the issuance of such order, decree, or ruling or taking of such other final action; or

(b) the Acceptance Time has not occurred on or prior to December 9, 2026 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to the terms of this Section 8.2(b) will not be available to any party if the breach by such party of this Agreement, including Section 6.6, is the principal cause of the failure of the Acceptance Time to occur by such date.

Section 8.3. Termination by the Company. This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by the Company if:

(a) (i) Purchaser fails to timely commence the Offer in violation of Section 1.1 (other than due to the failure of the Company to perform any covenants or obligations in this Agreement required to be performed by the Company for such commencement of the Offer), (ii) the Offer has expired or has been terminated without Purchaser having accepted for purchase the Shares validly tendered (and not withdrawn) pursuant to the Offer, (iii) Purchaser, in violation of the terms of this Agreement, fails to accept for purchase Shares validly tendered (and not withdrawn) pursuant to the Offer or (iv) there has been a breach of any covenant or agreement made by Parent or Purchaser in this Agreement, or any representation or warranty of Parent or Purchaser is inaccurate or becomes inaccurate after the date of this Agreement, and such breach or inaccuracy would reasonably be expected to give rise to a Purchaser Material Adverse Effect, and such breach or inaccuracy is not capable of being cured within the earlier of the Outside Date and thirty (30) days following receipt by Parent or Purchaser of written notice of such breach or inaccuracy or, if such breach or inaccuracy is capable of being cured within such period, it has not been cured within such period; provided, however, that the right to terminate this Agreement pursuant to this Section 8.3(a) will not be available to the Company if Parent is entitled to terminate this Agreement pursuant to Section 8.4(a); or

(b) the Company Board or any committee thereof effects a Change of Board Recommendation in respect of a Superior Proposal in accordance with Section 6.3(e); provided, that, concurrently with such termination, the Company enters into an Alternative Acquisition Agreement in respect of such Superior Proposal and pays the Company Termination Fee due pursuant to Section 8.5(b).

Section 8.4. Termination by Parent. This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by Parent if:

(a) there has been a breach of any covenant or agreement made by the Company in this Agreement, or any representation or warranty of the Company is inaccurate or becomes inaccurate after the date of this Agreement, and such breach or inaccuracy would reasonably be expected to give rise to a failure of a condition set forth in paragraph 2(a) of Annex I, and such breach or inaccuracy is not capable of being cured within the earlier of the Outside Date and thirty (30) days following receipt by the Company of written notice of such breach or inaccuracy or, if such breach or inaccuracy is capable of being cured within such period, it has not been cured within such period; provided, however, that the right to terminate this Agreement pursuant to this Section 8.4(a) will not be available to Parent if the Company is entitled to terminate this Agreement pursuant to Section 8.3(a);

(b) the Company Board or any committee thereof effects a Change of Board Recommendation, provided such termination is no later than two (2) Business Days after the Expiration Date following the Change of Board Recommendation at which all of the Offer Conditions were satisfied (other than solely (x) the Minimum Tender Condition and (y) any such conditions that by their nature are to be satisfied at the expiration of the Offer); or

(c) Purchaser has complied with Section 1.1 hereof and, due to the failure of an Offer Condition to be satisfied, the Offer has expired or has been terminated without Purchaser having accepted for purchase the Shares validly tendered (and not withdrawn) pursuant to the Offer.

Section 8.5. Effect of Termination.

(a) Any termination of this Agreement in accordance with this Article VIII (other than Section 8.1) will be effective immediately upon the delivery of a written notice of the terminating party to the non-terminating party and, if then due, payment of the Company Termination Fee. In the event of termination of this Agreement pursuant to this Article VIII, this Agreement (other than Section 1.1(e), the last sentence of Section 1.3, Section 6.2(b), Article VIII and Article IX, each of which will survive any termination of this Agreement) will become void and of no effect with no liability on the part of any party (or of any of its Representatives); provided, however, that except in a circumstance where the Company Termination Fee is paid pursuant to Section 8.5(b), no such termination will relieve any Person of any liability for damages resulting from (i) actual and intentional (not constructive) common law fraud under Delaware Law with respect to the making of the representations and warranties contained in this Agreement or (ii) material breach of this Agreement that is a consequence of an act or omission intentionally undertaken by the breaching party with the knowledge that such act or omission would result in a material breach of this Agreement (an “Intentional Breach”), and the parties hereto acknowledge and agree that, in the event of an Intentional Breach by Parent or Purchaser (including a failure to consummate the Contemplated Transactions as and when required pursuant to this Agreement) that leads to a termination of this Agreement, neither Parent’s nor Purchaser’s liability shall necessarily be limited to reimbursement of out-of-pocket fees, costs or expenses in connection with the Contemplated Transactions and shall include, if proven in a court of competent jurisdiction by the Company, damages based on loss of the economic benefit of the Contemplated Transactions to the Company and the stockholders of the Company (taking into consideration all relevant matters, including other business opportunities or combination opportunities, the time value of money and the value of the Company at the time this Agreement is terminated). The parties acknowledge and agree that the Company shall have the right to seek and receive any damages for which Parent or Purchaser are found liable pursuant to the foregoing sentence and that Parent and Purchaser each shall be jointly and severally liable for any such damages. Parent will cause the Offer to be terminated immediately after any termination of this Agreement.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 8.3(b);

(ii) this Agreement is terminated by Parent pursuant to Section 8.4(b); or

(iii) (A) this Agreement is terminated by (x) either Parent or the Company pursuant to Section 8.2(b) (but in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating this Agreement pursuant to the proviso in Section 8.2(b)) or (y) by Parent pursuant to Section 8.4(a) or Section 8.4(c), (B) any Person has made an Acquisition Proposal to the Company Board or publicly disclosed an Acquisition Proposal after the date of this Agreement and prior to such termination (unless publicly withdrawn prior to such termination) and (C) within twelve (12) months after such termination, the Company enters into an Alternative Acquisition Agreement with respect to any Acquisition Proposal or any Acquisition Proposal is consummated (provided, that, for purposes of clause (C) of this Section 8.5(b)(iii), references to “20%” in the definition of Acquisition Proposal will be substituted with “50%”);

then, in any such case, the Company will pay Parent a termination fee of $350,475,000 (the “Company Termination Fee”), by wire transfer of immediately available funds to the account or accounts designated by Parent. Any payment required to be made (1) pursuant to clause (i) of this Section 8.5(b) will be paid concurrently with such termination, (2) pursuant to clause (ii) or (iv) of this Section 8.5(b) will be paid no later than two (2) Business Days after such termination and (3) pursuant to clause (iii) of this Section 8.5(b) will be payable to Parent concurrently with, and as a condition to, entry into an Alternative Acquisition Agreement (or if any Acquisition Proposal is consummated without entering into an Alternative Acquisition Agreement, concurrently with the consummation of such Acquisition Proposal). The Company will not be required to pay the Company Termination Fee pursuant to this Section 8.5(b) more than once. In the event that the Company Termination Fee becomes payable pursuant to this Section 8.5(b) and is paid in accordance with this Section 8.5(b), Parent’s receipt of the Company Termination Fee (and, if applicable, the Enforcement Expenses) is the sole and exclusive remedy of Parent and Purchaser in respect of this Agreement. While Parent or Purchaser may pursue a grant of specific performance under Section 9.13 prior to termination of this Agreement and/or the payment of the Company Termination Fee under this Section 8.5(b) and Enforcement Expenses under Section 8.6, under no circumstances shall Parent or Purchaser be permitted or entitled to receive both a grant of specific performance in accordance with Section 9.13, on the one hand, and payment by the Company of the Company Termination Fee and the Enforcement Expenses in full, on the other hand.

Section 8.6. Expenses. The parties hereto acknowledge that the agreements contained in this Article VIII are an integral part of this Agreement and that, without such agreements, Parent and Purchaser would not have entered into this Agreement. Accordingly, if the Company fails to pay the Company Termination Fee promptly as and when due pursuant to this Article VIII, the Company shall pay to Parent all reasonable and documented fees, costs and expenses of enforcement (including attorneys’ fees as well as expenses incurred in connection with any Action initiated by Parent, together with interest on such amount or portion thereof at the prime rate as published in The Wall Street Journal in effect on the date that the Company Termination Fee was required to be paid through the date that such payment or portion thereof is actually received, or a lesser rate that is the maximum permitted by applicable Law) (collectively, the “Enforcement Expenses”).

Section 8.7. Amendment and Waiver. This Agreement may not be amended except by an instrument in writing signed by the parties hereto prior to the Acceptance Time. At any time prior to the Acceptance Time, the Company, on the one hand, and Parent and Purchaser, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto, and (c) subject to the requirements of applicable Law, waive compliance by the other with any of the agreements or conditions contained herein, except that the Minimum Tender Condition may only be waived by Purchaser with the prior written consent of the Company. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies will not constitute a waiver of such rights or remedies.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1. Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, will survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) this Article IX. The Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.

Section 9.2. Notices. All notices, requests, claims, demands and other communications hereunder must be in writing and must be given (and will be deemed to have been duly given): (a) when delivered, if delivered in Person, (b) when sent, if sent by email, (c) three (3) Business Days after sending, if sent by registered or certified mail (postage prepaid, return receipt requested) and (d) one (1) Business Day after sending, if sent by overnight courier, in each case, to the respective parties at the following addresses (or at such other address for a party as have been specified by like notice):

(i) if to Parent or Purchaser:

GlaxoSmithKline LLC

1250 South Collegeville Road

Collegeville, PA 19426, USA

Attention: David H. Rea

Email: [***]

with an additional copy (which will not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention: William J. Chudd; Daniel Brass

Email: william.chudd@davispolk.com; daniel.brass@davispolk.com

(ii) if to the Company:

Nuvalent, Inc.

One Broadway, 14th Floor

Cambridge, MA 02142

Attention: Chief Legal Officer

Email: [***]

with an additional copy (which will not constitute notice) to:

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

Attention: Emily Oldshue; Nicholas Roper

Email: emily.oldshue@ropesgray.com; nicholas.roper@ropesgray.com

Section 9.3. Certain Definitions. For purposes of this Agreement the term:

“Acceptance Time” has the meaning set forth in Section 1.1(b).

“Acquisition Proposal” means any offer or proposal made or renewed by a Person or group (other than Parent or Purchaser) within the meaning of Section 13(d) of the Exchange Act, including any amendment or modification to any existing proposal or offer that is structured to permit such Person or group to acquire beneficial ownership of (i) twenty percent (20%) or more of the total voting power of any class of equity securities of the Company, including securities convertible into Company Class A Common Stock, or (ii) or twenty percent (20%) or more of the consolidated total assets of the Company and its Subsidiary, in each case pursuant to a merger, consolidation, or other business combination, sale or issuance of shares of capital stock, sale of assets, tender offer or exchange offer, or similar transaction, including any single or multi-step transaction or series of related transactions, in each case other than the Offer and the Merger.

“Action” means cause of action, suit, mediation, arbitration or other legal proceeding.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “controlling,” “controlled” and “control” mean the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” has the meaning set forth in Section 6.3(d)(i).

“Antitrust Laws” means the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act and any other federal, state or foreign Law designed to prohibit, restrict, or regulate actions for the purpose or effect of monopolization or restraint of trade or significant impediment of effective competition.

“Balance Sheet Date” means March 31, 2026.

“Book-Entry Shares” has the meaning set forth in Section 3.4(c).

“Business Day” means any day other than Saturday, Sunday, a U.S. federal holiday or a holiday in London, England, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time (or, in the case of determining a date when any payment is due, each day (other than a Saturday or Sunday) on which banks are open in New York, New York and London, England).

“Centerview” has the meaning set forth in Section 1.2.

“Certificate” has the meaning set forth in Section 3.4(b).

“Certificate of Merger” has the meaning set forth in Section 2.2.

“Change of Board Recommendation” means (a) the withdrawal, qualification or modification (in a manner adverse to Parent or Purchaser) of the Company Board Recommendation or the public announcement of any proposal to withdraw, qualify or modify (in a manner adverse to Parent or Purchaser) the Company Board Recommendation, (b) the failure by the Company, within ten (10) Business Days of the commencement of a tender or exchange offer for Shares that constitutes an Acquisition Proposal by a Person other than Parent or any of its

Affiliates, to file a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the holders of Shares reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer, (c) the failure by the Company Board or a committee thereof to publicly reaffirm the Company Board Recommendation within the earlier of ten (10) Business Days of receiving a written request from Parent to provide such public reaffirmation following receipt by the Company of a publicly announced Acquisition Proposal and one (1) Business Day prior to the Expiration Date, (d) adoption, endorsement, approval or recommendation (or any public proposal with respect to the same) of any Acquisition Proposal (or any resolution or agreement to take such action) or (e) the failure to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the holders of Shares pursuant to the terms herein; provided, that, Parent may deliver only two (2) such requests with respect to any such Acquisition Proposal or (x) any amendment to the financial terms of such Acquisition Proposal or (y) any material amendment to the non-financial terms of such Acquisition Proposal.

“Class A Shares” has the meaning set forth in the Recitals.

“Class B Shares” has the meaning set forth in the Recitals.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Code” has the meaning set forth in Section 3.6.

“Company” has the meaning set forth in the Preamble.

“Company Board” has the meaning set forth in the Recitals.

“Company Board Recommendation” has the meaning set forth in Section 4.2.

“Company Class A Common Stock” means Class A Common Stock, $0.0001 par value per share, of the Company.

“Company Class B Common Stock” means Class B Common Stock, $0.0001 par value per share, of the Company.

“Company Disclosure Letter” has the meaning set forth in Article IV.

“Company Equity Awards” means the Company Stock Options, the Company RSUs, and the Company PSUs.

“Company Equity Plan” means the Company’s 2017 Stock Option and Grant Plan and the Company’s 2021 Stock Option and Incentive Plan.

“Company ESPP” means the Company’s Amended and Restated 2021 Employee Stock Purchase Plan.

“Company Leased Real Property” has the meaning set forth in Section 4.11(b).

“Company Leases” has the meaning set forth in Section 4.11(b).

“Company Material Adverse Effect” means any change, effect, event, inaccuracy, occurrence, or other matter, that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, condition (financial or otherwise), assets, operations, or results of operations of the Company and its Subsidiary, taken as a whole; provided, however, that any changes, effects, events, inaccuracies, occurrences, or other matters to the extent arising from or in connection with any of the following will not be deemed, either alone or in combination, to constitute a Company Material Adverse Effect and will be disregarded in determining whether a Company Material Adverse Effect has occurred: (a) matters generally affecting the United States or foreign economies, financial or securities markets, or political, legislative, or regulatory conditions, or the industry in which the Company and its Subsidiary operate, except to the extent such matters have a materially disproportionate adverse effect on the Company and its Subsidiary, taken as a whole, relative to the impact on other companies in the industry in which the Company and its Subsidiary operate; (b) the negotiation, execution, announcement, or pendency of this Agreement or the Contemplated Transactions (it being understood and agreed that this clause (b) shall not apply solely with respect to any representation or warranty that expressly addresses the consequences of the execution and delivery of this Agreement, the consummation of the Contemplated Transactions or the performance of obligations hereunder or any condition to the extent expressly addressing the satisfaction of any such representation or warranty); (c) any change in the market price or trading volume of the Shares; provided, that, this exception will not preclude a determination that a matter underlying such change has resulted in or contributed to a Company Material Adverse Effect unless excluded under another clause of this definition; (d) acts of war or terrorism (including cyber attacks and computer hacking), national emergencies, U.S. federal government shutdowns, natural disasters, force majeure events, weather or environmental events or health emergencies, including pandemics or epidemics (or the escalation of any of the foregoing) or actions taken in response thereto, except to the extent such changes have a materially disproportionate adverse effect on the Company and its Subsidiary, taken as a whole, relative to the impact on other companies in the industry in which the Company and its Subsidiary operate; (e) changes in Laws, regulations, or accounting principles, or interpretations thereof after the date hereof, except to the extent such changes have a materially disproportionate adverse effect on the Company and its Subsidiary, taken as a whole, relative to the impact on other companies in the industry in which the Company and its Subsidiary operate; (f) the performance of this Agreement and the Contemplated Transactions, including compliance with covenants set forth herein (excluding the requirement that the Company and its Subsidiary operate in the ordinary course of business), or any action taken or omitted to be taken by the Company at the written request or with the prior written consent of Ultimate Parent, Parent or Purchaser; (g) any developments, changes, effects, events, occurrences, results, announcements, determinations, negotiations, feedback or other matters relating to or affecting any Product or any product or product candidate competitive with or related to any Product or product candidates of the Company, including any regulatory, preclinical, clinical or manufacturing developments, changes, effects, events, occurrences, results, announcements, determinations, negotiations, feedback or other matters; (h) the initiation or settlement of any legal proceedings commenced by or involving (i) any Governmental Body in connection with this Agreement or the Contemplated Transactions or (ii) any current or former stockholder of the Company (on their own or on behalf of the Company) arising out of or related to this Agreement or the Contemplated Transactions; or (i) any failure by the Company to meet any internal or analyst projections or forecasts or estimates of revenues, earnings, or other financial metrics for any period; provided, that, this exception will not preclude a determination that a matter underlying such failure has resulted in or contributed to a Company Material Adverse Effect unless excluded under another clause of this definition.

“Company Material Contract” has the meaning set forth in Section 4.13(a).

“Company Organizational Documents” has the meaning set forth in Section 4.1.

“Company Permits” has the meaning set forth in Section 4.20(a).

“Company 401(k) Plan” has the meaning set forth in Section 6.4(d).

“Company Plan” means a Plan that the Company or its Subsidiary sponsors, maintains, contributes to, is obligated to contribute to, or otherwise has any Liability with respect to, in each case, for the benefit of any current or former officer, director, employee or individual independent contractor of the Company or its Subsidiary; provided, however, that Company Plan will not include any Plan that is (i) mandated by applicable Law, or (ii) sponsored or maintained by a Governmental Body, in each case of clauses (i) and (ii), with respect to which the benefits or compensation provided thereunder do not exceed the level of benefits or compensation required to be so provided.

“Company Preferred Stock” means Preferred Stock, $0.0001 par value per share, of the Company.

“Company PSU” means a restricted stock unit denominated in Class A Shares granted under a Company Equity Plan that is subject to time- and performance-based vesting.

“Company Registered Intellectual Property” has the meaning set forth in Section 4.14(a)(iii).

“Company RSU” means a restricted stock unit denominated in Class A Shares granted under a Company Equity Plan that is subject solely to time-based vesting.

“Company SEC Documents” has the meaning set forth in Section 4.7(a).

“Company Securities” means (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company.

“Company Stock Option” means an option to purchase Class A Shares granted under a Company Equity Plan.

“Company Termination Fee” has the meaning set forth in Section 8.5(b).

“Compensation Action” has the meaning set forth in Section 6.8.

“Confidential Information” has the meaning set forth in Section 6.2(b).

“Confidentiality Agreement” has the meaning set forth in Section 1.3.

“Contemplated Transactions” means each of the transactions contemplated by this Agreement, including the Offer and the Merger.

“Contract” means any legally binding written or oral agreement, contract, subcontract, lease, sub-lease, occupancy agreement, understanding, obligation, promise, instrument, indenture, mortgage, note, option, warranty, purchase order, license, sublicense, commitment or undertaking of any nature.

“Copyrights” means all works of authorship and all copyrights (whether or not registered), including all registrations thereof and applications therefor, and all renewals, extensions, restorations and reversions of the foregoing.

“Current Employee” has the meaning set forth in Section 6.4(a).

“Current Purchase Period” has the meaning set forth in Section 3.2(b).

“Data Breach” has the meaning set forth in Section 4.20(o)(i).

“Debt Financing” has the meaning set forth in Section 9.16.

“Determination Notice” means any notice delivered by the Company to Parent pursuant to Section 6.3(e)(i), Section 6.3(e)(ii) or Section 6.3(e)(iii) which (a) in respect of a Superior Proposal, specifies the financial and other material terms and conditions of the Superior Proposal and the Person who made such Superior Proposal and (b) in respect of an Intervening Event, includes a reasonably detailed description of the Intervening Event.

“DGCL” has the meaning set forth in the Recitals.

“Dissenting Shares” has the meaning set forth in Section 3.3(a).

“Early ESPP Exercise Date” has the meaning set forth in Section 3.2(b).

“Effective Time” has the meaning set forth in Section 2.2.

“Enforcement Expenses” has the meaning set forth in Section 8.6.

“Environmental Laws” means all Laws that have as their principal purpose protection of the environment or human health (as it relates to exposure to Hazardous Substances), as such of the foregoing are promulgated and in effect on or prior to the Closing Date.

“ERISA” has the meaning set forth in Section 4.17(c).

“ERISA Affiliate” means any trade or business (whether or not incorporated) which is, or has at any relevant time been, under common control, or treated as a single employer, with the Company, or any of its Subsidiaries, as applicable, under Sections 414(b), (c), (m) or (o) of the Code.

“Exchange Act” has the meaning set forth in Section 1.1(a)(A).

“Excluded Benefits” has the meaning set forth in Section 6.4(a).

“Expiration Date” has the meaning set for in Section 1.1(a)(B).

“Export Control Laws” has the meaning set forth in Section 4.20(k).

“FCPA” has the meaning set forth in Section 4.20(i).

“FDA” means the U.S. Food and Drug Administration.

“FDA Laws” means the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 301 et. seq.) and the regulations promulgated by the FDA thereunder.

“Federal Health Care Program” has the meaning set forth in 42 U.S.C. 1320a-7b(f).

“Finance Leases” means all obligations for finance leases (determined in accordance with GAAP).

“Financing Source Related Parties” has the meaning set forth in Section 9.16(c).

“Financing Sources” has the meaning set forth in Section 9.16(a).

“GAAP” means U.S. generally accepted accounting principles as in effect on the date of this Agreement.

“Good Clinical Practices” means all applicable then-current Good Clinical Practice requirements for clinical trials (including all applicable requirements relating to protection of human subjects), as set forth in the Applicable Law, such as FDCA and regulations set forth at 21 C.F.R. Parts 50, 54, 56, and 312, as well as (but not limited to) the requirements set forth in Directive 2001/20/EC of the European Parliament and of the Council of 4 April 2001 and Commission Directive 2005/28/EC of 8 April 2005, to the extent applicable to a clinical trial regarding any Product, as the same may be amended from time to time.

“Good Laboratory Practices” means all applicable then-current requirements for laboratory activities for pharmaceutical assets set forth in applicable Law that govern the conduct of non-clinical safety studies and which seek to ensure the quality, integrity and reliability of study data, including those set forth in 21 C.F.R. Part 58 and the equivalent legal requirements in other applicable jurisdictions.

“Good Manufacturing Practices” means all applicable then-current Good Manufacturing Practices requirements as set forth in the FDCA and in applicable regulations, including 21 C.F.R. Parts 210 and 211, as in effect at the time when any Product is being manufactured for clinical development or commercial use, when any Product is being sold or when any clinical trial regarding a Product is being conducted, provided, and to the extent applicable to such clinical trial, and the equivalent legal requirements in other applicable jurisdictions.

“Governmental Body” means any federal, state, provincial, local, municipal, foreign or other governmental or quasi-governmental authority, including, any arbitrator or arbitral body, mediator and applicable securities exchanges, or any department, minister, agency, commission, commissioner, board, subdivision, bureau, agency, instrumentality, court or other tribunal of any of the foregoing.

“Hazardous Substance” means (a) any petroleum products or byproducts, radioactive materials, friable asbestos or other similarly hazardous substances or (b) any waste, material or substance defined or regulated as a “hazardous substance,” “hazardous material,” “hazardous waste,” “pollutant” or terms of similar import under any Environmental Law.

“Healthcare Correspondence” has the meaning set forth in Section 4.20(h)(ii).

“Healthcare Laws” means, to the extent related to the conduct of the Company’s business or the Company’s Subsidiary’s business, as applicable, as of the date of this Agreement, means (a) all federal and state fraud and abuse Laws, including, the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.), Sections 1320a-7 and 1320a-7a of Title 42 of the United States Code and the regulations promulgated pursuant to such statutes, (b) Titles XVIII (42 U.S.C. §1395 et seq.) and XIX (42 U.S.C. §1396 et seq.) of the Social Security Act and the regulations promulgated thereunder, (c) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (42 U.S.C. §1395w-101 et seq.) and the regulations promulgated thereunder, (d) the so-called federal “Sunshine Law” or Open Payments (42 U.S.C. § 1320a-7h) and state or local Laws regulating or requiring reporting of interactions between pharmaceutical manufacturers and members of the healthcare industry and regulations promulgated thereunder, (e) Laws governing government pricing or price reporting programs and regulations promulgated thereunder, including the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, the VA Federal Supply Schedule (38 U.S.C. § 8126) or any state pharmaceutical assistance program or U.S. Department of Veterans Affairs agreement, and any successor government programs and (f) FDA Laws.

“HIPAA” means collectively: (a) the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), including but not limited to its implementing rules and regulations with respect to privacy, security of health information, and transactions and code sets; (b) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009); (c) the Omnibus Rule effective March 26, 2013 (78 Fed. Reg. 5566), and other implementing rules regulations at 45 CFR Parts 160 and 164 and related binding guidance from the United States Department of Health and Human Services and (d) any federal, state and local laws regulating the privacy and/or security of individually identifiable information, in each case, as the same may be amended, modified or supplemented from time to time.

“HSR Act” has the meaning set forth in Section 4.6(a).

“Incidental IP Contract” means any (a) shrink-wrap, click-wrap and off-the-shelf Contract for commercially available software or services, (b) material transfer agreement pursuant to which the counterparty thereto does not obtain ownership of any Intellectual Property invented or developed by the Company or its Subsidiary thereunder or any Intellectual Property that is an improvement or modification to materials provided by or on behalf of the Company or its Subsidiary thereunder or that directly and specifically relates to any material Intellectual Property covering such materials that is owned by or exclusively licensed to the Company or its Subsidiary, (c) Contracts in which the license or sublicense of Intellectual Property is ancillary and not material to a sale of Products or services to customers or the purchase or use of equipment, reagents or other materials, or (d) non-disclosure agreement, in each case, entered into in the ordinary course of business consistent with past practice.

“Indebtedness” means, with respect to any Person, without duplication: (a) the principal, accreted value, accrued and unpaid interest, fees and prepayment premiums or penalties, unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such Person for borrowed money and (ii) indebtedness evidenced by notes, debentures, bonds, or other similar instruments for the payment of which such Person is liable, (b) all obligations of such Person issued or assumed as the deferred purchase price of property (other than trade payables or accruals incurred in the ordinary course of business and other than payments due under license agreements), (c) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, (d) all obligations of such Person under Finance Leases; (e) all obligations of the type referred to in clauses (a) through (d) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations (but solely to the extent of such responsibility or liability); and (f) all obligations of the type referred to in clauses (a) though (e) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person); provided, that, if such Person has not assumed such obligations, then the amount of Indebtedness of such Person for purposes of this clause (f) will be equal to the lesser of the amount of the obligations of the holder of such obligations and the fair market value of the assets of such Person which secure such obligations.

“Indemnified Party” has the meaning set forth in Section 6.5(b).

“Initial Expiration Date” has the meaning set forth in Section 1.1(a)(B).

“Intellectual Property” means any and all of the following, including all rights in, arising out of, or associated therewith: (A) Trademarks; (B) Patents; (C) Trade Secrets; (D) Copyrights, (E) domain names, (F) computer software (including source code, object code, firmware, operating systems and specifications), (G) databases and data collections, (H) all other intellectual property rights, whether registered or unregistered, with respect to (A)-(H), in any jurisdiction worldwide, and (I) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement, misappropriation or other violation of any of the foregoing.

“Intentional Breach” has the meaning set forth in Section 8.5(a)(ii).

“Intervening Event” means a change, effect, event, circumstance, occurrence, or other matter that arises or occurs after the date of this Agreement and that is material to the Company and its Subsidiaries, taken as a whole, and that was not known, contemplated, anticipated as a potential or possible outcome, or reasonably foreseeable to the Company Board or any committee thereof on the date of this Agreement (or if known, the consequences of which were not known, contemplated, anticipated as a potential or possible outcome, or reasonably foreseeable to the Company Board or any committee thereof as of the date of this Agreement), which change, effect, event, circumstance, occurrence, or other matter, or any consequence thereof, becomes known to the Company Board or any committee thereof prior to the Acceptance Time; provided, however, that in no event will any Acquisition Proposal or any inquiry, offer, or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal constitute an Intervening Event; provided, further, that in no event shall any of the following constitute or contribute to an Intervening Event: (i) changes in the financial or securities markets or general economic or political conditions in the United States, except to the extent such changes have a materially disproportionate positive effect on the Company and its Subsidiary, taken as a whole, relative to the impact on other companies in the industry in which the Company and its Subsidiary operate, (ii) changes (including changes of applicable Law) or conditions generally affecting the industry in which the Company and its Subsidiary, taken as a whole, operate, except to the extent such changes have a materially disproportionate positive effect on the Company and its Subsidiary, taken as a whole, relative to the impact on other companies in the industry in which the Company and its Subsidiary operate, or (iii) the Company’s meeting or exceeding any internal or published budgets, projections, forecasts or predictions of financial performance for any period; provided, that this exception will not preclude a determination that a matter underlying such success has resulted in or contributed to an Intervening Event unless excluded under this definition.

“IRS” means the Internal Revenue Service of the United States.

“IT Systems” means any and all information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases, and any and all documentation related to any of the foregoing.

“Jefferies” has the meaning set forth in Section 4.21.

“Key Products” means zidesamtinib and neladalkib.

“Knowledge” of Parent or the Company, as applicable, means the actual knowledge, after reasonable inquiry, of the individuals set forth in Section 9.3(a) of the Company Disclosure Letter.

“Law” means any foreign or U.S. federal, state or local law (including common law), treaty, statute, code, order, ordinance, rule or regulation issued, enacted, adopted, promulgated, or implemented by any Governmental Body, and, for the sake of clarity, includes, but is not limited to, Healthcare Laws and Environmental Laws.

“Liability” means, with respect to any Person, any liability or obligation of that Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, asserted or unasserted, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of that Person in accordance with GAAP.

“Licensed Intellectual Property” means any and all Intellectual Property owned by a third party and licensed or sublicensed (or purported to be licensed or sublicensed) to either the Company or its Subsidiary or for which the Company or its Subsidiary has obtained a covenant not to be sued.

“Lien” means any lien, mortgage, security interest, pledge, license, sublicense, or encumbrance, restriction, deed of trust, security interest, claim, lease, charge, option, preemptive right, subscription right, easement, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement, encumbrance or restriction.

“Measurement Date” has the meaning set forth in Section 4.3(b).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 3.1(a).

“Minimum Tender Condition” has the meaning set forth in Annex 1(a).

“Nasdaq” has the meaning set forth in Section 1.1(a)(B).

“Notice Period” means the period beginning at 5:00 p.m. Eastern Time on the day of delivery by the Company to Parent of a Determination Notice (even if such Determination Notice is delivered after 5:00 p.m. Eastern Time) and ending on the fourth (4th) Business Day thereafter at 5:00 p.m. Eastern Time; provided, that, with respect to any change in the financial terms or other material terms of any Superior Proposal, or any material change to the facts and circumstances relating to any Intervening Event, the Notice Period will extend until 5:00 p.m. Eastern Time on the third (3rd) Business Day after delivery of such revised Determination Notice.

“Obligations” has the meaning set forth in Section 9.14.

“OECD Convention” has the meaning set forth in Section 4.20(i)(ii).

“Offer” has the meaning set forth in the Recitals.

“Offer Conditions” has the meaning set forth in Section 1.1(a)(B).

“Offer Documents” has the meaning set forth in Section 1.1(c).

“Offer Price” has the meaning set forth in Recitals.

“Other Privacy Requirement” means any and all externally published policies and procedures, binding industry standards, and restrictions and requirements contained in any Contract to which the Company or its Subsidiary is bound, in each case, to the extent applicable to the Company or its Subsidiary and relating to data privacy, data protection, cybersecurity and/or the processing of Personal Information by or on behalf of the Company or its Subsidiary.

“Outside Date” has the meaning set forth in Section 8.2(b).

“Owned Intellectual Property” means any and all Intellectual Property that is owned or purported to be owned (exclusively or jointly) by the Company or its Subsidiary.

“Parent” has the meaning set forth in the Preamble.

“Parent 401(k) Plan” has the meaning set forth in Section 6.4(d).

“Patents” means any and all issued patents (including issued utility and design patents), and any pending applications for the same, including any divisionals, provisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, reissues, re-examinations, substitutions, extensions and renewals thereof.

“Paying Agent” has the meaning set forth in Section 3.4(a).

“Permits” means all approvals, authorizations, certificates, consents, licenses, orders and permits and other similar authorizations of all Governmental Bodies.

“Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves are established in accordance with GAAP, (b) mechanics’, carriers’, workers’, repairers’, contractors’, subcontractors’, suppliers’ and similar statutory Liens arising or incurred in the ordinary course of business in respect of the construction, maintenance, repair or operation of assets for amounts that are (i) not delinquent, (ii) the amount or validity of which is being contested in good faith or (iii) not, individually or in the aggregate, significant, (c) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over the Company Leased Real Property, (d) covenants, conditions, restrictions, easements, encumbrances and other similar matters of record and any matter (i) that would be shown on an accurate survey of Company Leased Real Property or (ii) affecting the Company Leased Real Property that do not materially impair the occupancy, marketability or use of such leased real property for the purposes for which it is currently used or proposed to be used in connection with the Company’s or its Subsidiary’s business, (e) Liens arising under workers’ compensation, unemployment insurance and social security, (f) purchase money liens and liens securing rental payments under Finance Leases, (g) non-exclusive licenses of Intellectual Property granted in the ordinary course of business consistent with past practice that are incidental to the performance of the applicable Contract and are for the sole purpose of the provision of services to the Company and its Subsidiary and (h) those matters identified as Permitted Liens in the Company Disclosure Letter, as applicable.

“Person” means an individual, a partnership, a corporation, a limited liability company, an unlimited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other entity, a governmental entity or any department, agency or political subdivision thereof.

“Personal Information” means data and information concerning an identifiable natural person or that otherwise is considered “personal information,” “personally identifiable information,” “personal data,” or any terms of similar import, in each case as defined under Laws relating to data privacy, data protection, cybersecurity and/or the processing of such data or information.

“Plan” means each (i) “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and (ii) each other compensation or benefit plan, program, policy, arrangement or agreement, whether written or unwritten, funded or unfunded, whether or not subject to ERISA, providing for compensation and or benefits, including any stock purchase, stock option, restricted stock, restricted stock unit, stock appreciation, other equity or equity-based, phantom equity, severance, termination, separation, pay in lieu of notice, retention, employment, consulting, offer letter change in control, bonus, profit sharing, commission, transaction-based, incentive, deferred compensation, pension, retirement, savings, employee loan, supplemental retirement, health, dental, vision, disability, life insurance, prescription drug, death benefit, dependent care, cafeteria, flexible spending, tuition, reimbursement, paid time off, sick pay, employee assistance, fringe benefit or other health and welfare plan, program, policy, arrangement or agreement.

“Pre-Closing Period” has the meaning set forth in Section 6.1(a)(iv).

“Privacy Laws” mean any and all foreign or domestic Laws relating to cybersecurity or the privacy, processing and/or security of Personal Information, including HIPAA.

“Products” means any product that the Company has manufactured, distributed, marketed or sold, or is manufacturing, distributing, marketing or selling and any products currently under preclinical or clinical development by the Company.

“Prohibited Payment” has the meaning set forth in Section 4.20(i)(v).

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Material Adverse Effect” means any change, effect, event, inaccuracy, occurrence, or other matter that has a material adverse effect on the ability of Parent or Purchaser to consummate the Contemplated Transactions on or before the Outside Date.

“Reference Date” means January 1, 2025.

“Registered Domain Names” has the meaning set forth in Section 4.14(a).

“Representative” means the officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives of a party.

“Sanctions” has the meaning set forth in Section 4.20(j).

“Sarbanes-Oxley” has the meaning set forth in Section 4.10(c).

“Schedule 14D-9” has the meaning set forth in Section 1.2.

“Schedule TO” has the meaning set forth in Section 1.1(c).

“SEC” means the U.S. Securities and Exchange Commission.

“Shares” has the meaning set forth in the Recitals.

“Stockholder List Date” has the meaning set forth in Section 1.3.

“Stockholder Litigation” has the meaning set forth in Section 6.13.

“Subject Courts” has the meaning set forth in Section 9.16.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association, limited liability company, unlimited liability company or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) if a partnership, association, limited liability company, or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association, limited liability company or other business entity if such Person or Persons are allocated a majority of partnership, association, limited liability company or other business entity gains or losses or otherwise control the managing director, managing member, general partner or other managing Person of such partnership, association, limited liability company or other business entity.

“Superior Proposal” means a bona fide (as reasonably determined in good faith by the Company Board) Acquisition Proposal (except the references in the definition thereof to “twenty percent (20%)” will be replaced with “fifty percent (50%)”) made to the Company after the date of this Agreement that the Company Board or a committee thereof has determined in good faith, after consultation with outside legal counsel and financial advisors, is superior to the holders of Shares from a financial point of view to the Contemplated Transactions (including any revisions to the terms of this Agreement proposed by Parent pursuant to Section 6.3(e)), taking into account all legal, financial and regulatory terms, the likelihood of consummation, and all other aspects of such Acquisition Proposal and the Person making the Acquisition Proposal that the Company Board or a committee thereof deems relevant.

“Support Agreements” has the meaning set forth in the Recitals.

“Supporting Stockholders” has the meaning set forth in the Recitals.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Takeover Law” has the meaning set forth in Section 4.24.

“Tax” or “Taxes” means any and all federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, personal property, sales, use, transfer, registration, value-added, alternative or add-on minimum, or other tax, however denominated, including any interest, penalty, or addition thereto.

“Tax Return” means any return, report, election, designation, information return or other document (including schedules or any attachments thereto and any amendments thereof) required to be filed with any Governmental Body or other authority in connection with the determination, assessment or collection of any Tax.

“Taxing Authority” means any governmental authority or any subdivision, agency, commission or entity thereof or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax (including the Internal Revenue Service).

“Trade Secrets” means any and all proprietary or confidential information, including trade secrets, know-how, customer, distributor, consumer and supplier lists and data, clinical and technical data, operational data, engineering information, invention and technical reports, pricing information, research and development information, processes, formulae, methods, formulations, discoveries, specifications, designs, algorithms, plans, improvements, models and methodologies.

“Trademarks” means any and all trademarks, service marks, corporate names, trade names, brand names, product names, logos, slogans, trade dress and other indicia of source or origin, any applications and registrations for the foregoing and the renewals thereof, and all goodwill associated therewith and symbolized thereby.

“Treasury Regulations” has the meaning set forth in Section 3.6.

“UK Bribery Act” has the meaning set forth in Section 4.20(i)(iii).

“Ultimate Parent” has the meaning set forth in the Preamble.

“WARN” has the meaning set forth in Section 4.19(b).

Section 9.4. Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal, or incapable of being enforced by any rule of law or public policy, the remaining provisions of this Agreement will be enforced so as to conform to the original intent of the parties as closely as possible in a mutually acceptable manner so that the Contemplated Transactions are fulfilled to the fullest extent possible.

Section 9.5. Assignment. This Agreement may not be assigned by operation of law or otherwise without the prior written consent of each of the other parties, except that each of Parent or Purchaser may assign, in whole or in part, (a) its rights and obligations under this Agreement to any of its Affiliates and (b) after the Effective Time, its rights and obligations under this Agreement to any Person; provided, that, in the case of either (a) or (b), such assignment shall not relieve Parent or Purchaser of its obligations hereunder or enlarge, alter or change any obligation of any other party. The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns.

Section 9.6. Entire Agreement; Third-Party Beneficiaries. This Agreement (and the Company Disclosure Letter and the exhibits, annexes, and instruments referred to herein), the Confidentiality Agreement and the Support Agreements constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, that the Confidentiality Agreement will survive the execution or termination of this Agreement and remain in full force and effect. Except for (a) the rights of the stockholders of the Company to receive the Offer Price after the Acceptance Time and the Merger Consideration, and the holders of Company Equity Awards to receive the consideration described in Section 3.2 after the Effective Time and (b) as provided in Section 6.5 (which is intended for the benefit of each Indemnified Party, all of whom will be third-party beneficiaries of the provisions therein), this Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies.

Section 9.7. Governing Law. This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 9.8. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

Section 9.9. Counterparts. This Agreement may be executed and delivered (including by email transmission) in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

Section 9.10. Performance Guaranty. Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, terms, conditions and undertakings of Purchaser under this Agreement in accordance with the terms hereof, including any such obligations, covenants, terms, conditions and undertakings that are required to be performed discharged or complied with following the Effective Time.

Section 9.11. Jurisdiction; Waiver of Jury Trial.

(a) Each of the parties hereto hereby (i) expressly and irrevocably submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware, in the event any dispute arises out of this Agreement, the Offer, or the Merger, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it shall not bring any action relating to this Agreement, the Offer, or the Merger in any court other than the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware; provided, that, each of the parties has the right to bring any action or proceeding for enforcement of a judgment entered by such court in any other court or jurisdiction.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH OTHER PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 9.12. Service of Process. Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 9.11 in any such action or proceeding by mailing copies thereof by registered United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 9.2. However, the foregoing will not limit the right of a party to effect service of process on the other party by any other legally available method.

Section 9.13. Specific Performance.

(a) The parties hereto acknowledge and agree that, in the event of any breach of or failure to perform any provision this Agreement, irreparable harm would occur that monetary damages could not make whole. It is accordingly agreed that (i) each party hereto will be entitled, in addition to any other remedy to which it may be entitled at law or in equity, to an injunction or injunctions, specific performance or other equitable relief to compel specific performance to prevent or restrain breaches or threatened breaches of this Agreement in any action without proof of damages or otherwise and without the posting of a bond or undertaking and (ii) the parties hereto will, and hereby do, waive, in any action for specific performance, the defense of adequacy of a remedy at law and any other objections to specific performance of this Agreement.

(b) Notwithstanding the parties’ rights to specific performance pursuant to Section 9.13(a), each party may pursue any other remedy available to it at law or in equity, including monetary damages.

Section 9.14. Guaranty. Ultimate Parent absolutely, unconditionally and irrevocably guarantees to the Company, as the primary obligor and not merely as surety, the due and punctual observance, payment, performance and discharge of the obligations of Parent and Purchaser pursuant to this Agreement (the “Obligations”). In furtherance of the foregoing, Ultimate Parent acknowledges that the Company may, in its sole discretion, bring and prosecute a separate Action or Actions against Ultimate Parent for the full amount of the Obligations, regardless of whether any action is brought against Parent. Except for the defense of payment, to the fullest extent permitted by Law, Ultimate Parent hereby expressly and unconditionally waives any and all rights or defenses arising by reason of any applicable Law, promptness, diligence, notice of the acceptance of this guaranty and of the Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, and notice of the Obligations incurred. Ultimate Parent is a public limited company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority to deliver and perform its obligations under this Section 9.14. Section 9.14 constitutes the legal, valid and binding obligation of Ultimate Parent, and, assuming due authorization, execution and delivery by the other parties hereto, is enforceable against it in accordance with its terms, subject to (i) bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies. Assuming compliance with the applicable provisions of the HSR Act, the execution and delivery of this Agreement by Ultimate Parent for the purposes set forth herein will not cause a violation of any of the provisions of its organizational documents, any Contract to which Ultimate Parent is a party or any Law applicable to Ultimate Parent for such violations as would not reasonably be expected to, individually or in the aggregate, cause a Purchaser Material Adverse Effect. No vote of Ultimate Parent’s shareholders is necessary to approve this Agreement or any of the Transactions.

Section 9.15. Interpretation. When reference is made in this Agreement to a Section, Article or Annex, such reference will be to a Section, Article or Annex of this Agreement unless otherwise indicated. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby,” “hereto,” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” will not be exclusive. References to “ordinary course of business” refer to the ordinary course of business of the Company and the Company’s Subsidiary, taken as a whole. Whenever used in this Agreement, any noun or pronoun will be deemed to include the plural as well as the singular and to cover all genders. The phrases “made available” and “delivered,” when used in reference to anything made available to Parent, Purchaser or any of their respective Representatives prior to the execution of this Agreement, shall be deemed to include information or documents (i) uploaded to the virtual data room hosted by ShareVault or (ii) filed in unredacted form with the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC, in each case as of 4:00 p.m. Eastern Time on the Business Day prior to the date hereof. This Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. Any Law defined or referred to herein means such Law as from time to time amended, modified or supplemented, and all rules and regulations promulgated thereunder, unless otherwise specified therein. References to “days” shall mean “calendar days” unless expressly stated otherwise.

Section 9.16. Financing Sources. Notwithstanding anything in this Agreement to the contrary (but in all cases subject to and without in any way limiting the rights, remedies and claims of Ultimate Parent, Parent and its Affiliates under or pursuant to any commitment letter or any other agreement entered into with respect to any debt financing arrangements entered into in connection with the transactions hereunder, together with any replacements, substitutes or alternative financings in respect thereof and any amendments, restatements, extensions, renewals and refinancings of the foregoing (a “Debt Financing”), each of the parties to this Agreement on behalf of itself and each of its Affiliates hereby: (a) agrees that any legal action involving the lenders or other financing sources that have committed to provide any Debt Financing (in such capacities, together with their successors and assigns, the “Financing Sources”) (whether in law or in equity, whether in contract or in tort or otherwise) arising out of or relating to this Agreement, a Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York sitting in New York County (including the appellate courts thereof) (each such court, the “Subject Courts”) and each party hereto irrevocably submits itself and its property with respect to any such action to the exclusive jurisdiction of such court; (b) agrees that any such claim, action, suit, investigation or other proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state) except to the extent the governing law of Delaware is expressly set forth in the applicable commitment letter; (c) agrees not to bring or support or permit any of its Affiliates to bring or support any legal action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise), against any Financing Source or its Affiliates and its and their respective Affiliates’ former, current and future officers, directors, employees, agents and Representatives and their respective successors and assigns (collectively, the “Financing Source Related Parties”) in any way arising out of or relating to this Agreement, a Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Subject Court; (d) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such action in any such Subject Court; (e) agrees that no Financing Source Related Party will have any liability to the Company or its Affiliates relating to or arising out of this Agreement, a Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and that none of the Company or its Affiliates shall bring or support any legal action, including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Source Related Party relating to or in any way arising out of this Agreement, a Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; (f) KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LEGAL REQUIREMENTS TRIAL BY JURY IN ANY LEGAL ACTION BROUGHT AGAINST ANY FINANCING SOURCE RELATED PARTY IN ANY WAY ARISING OUT OF OR RELATING TO THIS AGREEMENT, A DEBT FINANCING OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE PERFORMANCE OF ANY SERVICES THEREUNDER; (g) waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any legal action involving any Financing Source Related Party or the transactions contemplated hereby, any claim that it is not personally subject to the jurisdiction of the Subject Courts as described herein for any reason; and (h) agrees that the Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of this Section 9.16 and that, notwithstanding anything to the contrary in this Agreement, such provisions and the definitions of “Financing Sources”, “Representatives” and “Debt Financing” shall not be amended or waived in any way materially adverse to the rights of a Financing Source Related Party without the prior written consent of each Financing Source; provided that, for the avoidance of doubt, nothing in this Section 9.16 shall limit the rights of Ultimate Parent, Parent, Purchaser, the Surviving Corporation or any of their respective Subsidiaries or Affiliates against the Financing Sources upon and after the Closing.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, each of Parent, Purchaser, the Company and Ultimate Parent has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GLAXOSMITHKLINE LLC

By:	/s/ Justin T. Huang
Name: Justin T. Huang
Title: Secretary

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, each of Parent, Purchaser, the Company and Ultimate Parent has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HARMONY ROW ACQUISITION CO.

By:	/s/ Justin T. Huang
Name: Justin T. Huang
Title: President and Secretary

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, each of Parent, Purchaser, the Company and Ultimate Parent has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

NUVALENT, INC.

By:	/s/ James R. Porter, PhD
Name: James R. Porter, PhD
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, each of Parent, Purchaser, the Company and Ultimate Parent has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Solely for purposes of Section 9.14:

GSK PLC

By:	/s/ David Redfern
Name: David Redfern
Title: Authorized Signatory

[Signature Page to Agreement and Plan of Merger]

Annex I

CONDITIONS TO THE OFFER

Capitalized terms used in this Annex I and not otherwise defined herein have the meanings assigned to them in the Agreement.

1. Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered and not validly withdrawn in connection with the Offer, unless, immediately prior to the then applicable Expiration Date:

(a) there have been validly tendered in the Offer and “received” by the “depositary” (as such terms are defined in Section 251(h) of the DGCL), and not validly withdrawn prior to the Expiration Date that number of Class A Shares that, together with the number of Class A Shares, if any, then owned beneficially by Parent and Purchaser (together with their wholly owned Subsidiaries), represents at least a majority of the Class A Shares outstanding as of the consummation of the Offer (such condition in this Paragraph 1(a) being, the “Minimum Tender Condition”);

(b) any applicable waiting period under the HSR Act (and any extension thereof) in respect of the Contemplated Transactions has expired or been terminated; and

(c) no court of competent jurisdiction has issued an order, decree or ruling or taken any other action restraining, making illegal, enjoining or otherwise prohibiting the acquisition of or payment for the Shares pursuant to the Offer or the consummation of the Merger, and no Law applicable to the Offer or the Merger restraining, making illegal, enforcing or otherwise prohibiting the acquisition of or payment for the Shares pursuant to the Offer or the consummation of the Merger shall be in effect; provided, however, that Parent and Purchaser shall not be permitted to invoke this clause (c) if the breach by Parent or Purchaser of Section 6.6 is the principal cause of the issuance of such order, decree, or ruling or other action.

2. Additionally, Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered and not validly withdrawn in connection with the Offer if, immediately prior to the then applicable Expiration Date, any of the following conditions exist:

(a) (i) the Company has breached in any material respect any of its agreements, obligations or covenants to be performed or complied with by it under the Agreement on or before the Acceptance Time and has not thereafter cured such breach or failure to comply, unless such breach or failure to comply has been waived in writing by Parent or Purchaser; (ii) the representations and warranties of the Company contained in the Agreement (other than the representations and warranties set forth in first and last sentences of Section 4.1 (Organization and Corporate Power), Section 4.2 (Authorization; Valid and

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Binding Agreement), Section 4.3(a), Section 4.3(b), the first sentence of Section 4.3(c), Section 4.3(d) and Section 4.3(e) (Capital Stock), Section 4.5(a) (No Breach), Section 4.21 (Brokerage), and Section 4.25 (No Vote Required)) and that (x) are not made as of a specific date are not true and correct as of the Expiration Date, as though made on and as of the Expiration Date, and (y) are made as of a specific date are not true as of such date, in each case, except, in the case of (x) or (y), where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect”) has not had, individually or in the aggregate, a Company Material Adverse Effect; (iii) the representations and warranties of the Company contained in the first and last sentences of Section 4.1 (Organization and Corporate Power), Section 4.2 (Authorization; Valid and Binding Agreement), Section 4.3(d) (Capital Stock), Section 4.5(a) (No Breach), Section 4.21 (Brokerage) and Section 4.25 (No Vote Required) are not true and correct in all material respects as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is not true and correct, in all material respects, as of such earlier date); or (iv) the representations and warranties set forth in Section 4.3(a), Section 4.3(b), the first sentence of Section 4.3(c) and Section 4.3(e) (Capital Stock) are not true and correct in all respects, except for de minimis inaccuracies, as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is not true and correct, except for immaterial inaccuracies, as of such earlier date);

(b) the Company has not delivered to Parent a certificate dated as of the Expiration Date signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in Paragraphs 2(a) and 2(c) have been satisfied as of the Expiration Date;

(c) since the date of the Agreement, there has occurred a Company Material Adverse Effect that is continuing; or

(d) the Agreement has been terminated pursuant to its terms.

The conditions set forth in Paragraph 2 of this Annex I are for the benefit of Parent and Purchaser, and, except for the conditions set forth in clause 1 and clause 2(d), Parent or Purchaser may waive any conditions in this Annex I, in whole or in part, at any time or from time to time prior to the Expiration Date, in each case, subject to the terms and conditions of the Agreement and the applicable rules and regulations of the SEC.

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Annex II

CERTIFICATE OF INCORPORATION

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Annex III

BYLAWS

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